UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
THE FINANCIAL STATEMENTS ON MARCH 31, 2012 AND DECEMBER 31, 2011

Table of Contents Financial Statements for the period ended March 31, 2012 prepared in accordance with accounting practices established by Brazilian Corporation Law.

SUMMARY			Pages

Performance Review			1
Independent Auditors' Report			13
Financial Statements
Balance Sheets			15
Income Statements			19
Statements of Changes in Stockholders' Equity			20
Statements of Cash Flows			21
Statements of Value Added			22
Notes to the Financial Statements
Note	1	. General Information	23
Note	2	. Presentation of Financial Statements	23
Note	3	. Significant Accounting Practices	23
Note	4	. Cash and Cash Equivalents	26
Note	5	. Interbank Investments	26
Note	6	. Securities and Derivatives	27
Note	7	. Interbank Accounts	36
Note	8	. Loan Portfolio and Allowance for Loan Losses	36
Note	9	. Foreign Exchange Portfolio	39
Note	10	. Trading Account	39
Note	11	. Tax Credits	40
Note	12	. Other Receivables - Other	41
Note	13	. Dependence Information and Foreign Subsidiary	41
Note	14	. Investments in Affiliates and Subsidiaries	42
Note	15	. Fixed Assets	43
Note	16	. Intangibles	43
Note	17	. Money Market Funding and Borrowings and Onlendings	44
Note	18	. Tax and Social Security	46
Note	19	. Subordinated Debts	47
Note	20	. Other Payables - Other	47
Note	21	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	47
Note	22	. Stockholders’ Equity	49
Note	23	. Operational Ratios	50
Note	24	. Related Parties	51
Note	25	. Income from Services Rendered and Banking Fees	55
Note	26	. Personnel Expenses	55
Note	27	. Other Administrative Expenses	55
Note	28	. Tax Expenses	56
Note	29	. Other Operating Income	56
Note	30	. Other Operating Expenses	56
Note	31	. Non-operating Results	56
Note	32	. Income Tax and Social Contribution	56
Note	33	. Employee Benefit Plans - Post-Employment Benefits	57
Note	34	. Risk Management Structure	60
Note	35	. Supplementary Information - Reconciliation of the Shareholders' Equity and Consolidated Net Income	63
Note	36	. Corporate Restructuring	64
Note	37	. Other Information	64

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Banco Santander (Brasil) S.A. and Controlled Companies Management Reports – March 31, 2012

The Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended March 31, 2012, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen. These consolidated financial statements are available at the website http://www.santander.com.br/ri.

The conciliation of shareholders' equity and net income between these statements and the financial statements in accordance with international accounting standards is presented in note 35.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2012 were disclosed simultaneously, at the website http://www.santander.com.br/ri.

•  Macroeconomic Environment

The 2011 GDP, announced in March, 2012, showed that the Brazilian economy decelerated the pace of growth by registering a 2.7% evolution (in 2010, the growth was 7.5%).

In the beginning of 2012, preliminary figures, such as commerce and industrial production, showed that the economy remains at a moderate pace. On one hand, industrial production shows clear signs of decline, the result of a join of factors: slowdown in global demand, delayed effects of higher interest rates in the first half of 2011 and especially the currency appreciation. In this context, the government has announced measures to stimulate the industry, that include currency and tax measures, the payroll exemption and incentives for domestic production by increasing the volume supply of credit operations. On the other hand, commerce continues with favorable performance, reflecting the expansion of domestic demand - mostly sustained by the dynamism of the labor market. In February, the unemployment rate was 5.7%, the lowest rate for the month of February since the beginning of the series in 2002.

The inflation has declined mainly as a result of falling food prices. Accumulated until February, consumer inflation (IPCA) reached 5.9% (compared to 6.5% in 2011), which enabled the Central Bank maintain monetary easing. Thus, the Monetary Policy Committee meeting held in April, the interest rate target (Selic) was reduced to 9.00% p.a..

The stock of credit provided by the financial system reached R$2.0 trillion in February, representing 48.8% of GDP. Credit growth has shown signs of deceleration by companies. Regarding to the individuals’ portfolio, there was growth in operations, accompanied by a slight increase in defaults, which reached 7.6% of loans, which largely reflects the seasonal effects of the beginning of the year.

Despite the unfavorable external environment, Brazil recorded a trade surplus in the 12 months ending in March 2012, 29% above the surplus recorded in the same period in 2011. Net spending on services and income rose early this year, resulting in a current account deficit of US$52.4 billion (2.1% of GDP) accumulated until February. On the other hand, foreign direct investment remained strong early this year, totaling US$65.0 billion until February and continues more than compensating the current account deficit. The turbulence in international markets and especially the recent measures to prevent currency appreciation, seem to have partially affected other external funding sources, such as portfolio investment and some types of short-term capital, but in general, access to international credit remains sufficient to finance the external needs of Brazil. International reserves have stabilized at a level slightly more than US$355 billion, consisting in comfortable level to face the international crisis. However, the combination of these effects has kept the Real under some pressure, keeping the exchange rate above R$1.80/US$.

High tax revenues and more accurate control of expenses allowed the public sector to reach primary surplus of 3.3% of GDP in the twelve months ended February 2012, above the target of 3% of GDP for the year. The fiscal effort, combined with lower interest rates and the effects of the recent weakening of the currency (as the public sector is now a net creditor in foreign currency), led the public sector net debt to 37.5% of GDP in late February, a total decrease of 1.3 percentage points in 12 months. The good evolution of the fiscal accounts reinforces the positive outlook on the Brazilian economy, which has been able to withstand the turbulence of the international crisis without substantial risk of tax problems or balance of payments, while it preserved economic growth.

Performance

1. Net Income

The Banco Santander presented the period ended March 31, 2012 with consolidated net income of R$856 million, compared to R$1,013 million in the same period of 2011. Excluding amortization expense of goodwill of R$909 million and R$814 million, in the periods ended in March 31, 2012 and 2011, the net income in the period is R$1,765 million and R$1,827 million, respectively.

The result with loans and leasing operations, which includes interest income, foreign exchange, recovery of loans previously written off and others, grew 12.8% in 2012 compared to the same period in 2011.

The allowance for loan losses, net of revenues with recoveries of credits charged-off in the period ended March 31, 2012 is R$3,091 million and R$2,142 million in the same period of 2011, on-years, the expense increased 44.3%. Provisions for loan losses represents 6.0% of the loan portfolio in March 2012, compared to 5.7% in March 2011.

The delinquency ratio nonperforming loans more than 90 days reached 4.5% of the loan portfolio, showing an increase of 0.5p.p. compared to March 2011 and stability when compared to the previous quarter.

The total expenses including personnel costs, other administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 10.7% in 2012 compared with 2011, while personnel expenses increased 7.4% and other administrative expenses increased 12.1% both on-years.

2. Assets and Liabilities

Total consolidated assets reached R$415,630 million at March 31, 2012, compared to R$401,753 million at March 2011, a growth of 3.4%.

In March 2012 total assets are represented primarily by: R$199,333 million by the loan portfolio; R$62,869 million by the securities and derivative financial instruments, primarily by federal securities and R$29,220 million by interbank and in March 2011, these amounts corresponded to R$169,911 million, R$92,802 million and R$21,001 million, respectively.

In the March 31, 2012, Banco Santander has a total of R$945 million of securities classified as “held to maturity” and has the financial capacity and intent to hold them until maturit

Loan Portfolio

MANAGEMENT OF CREDIT OPENED BY SEGMENT	Mar/12	Mar/11	Var.	Dec/11	Var.
(R$ Million)			Mar12xMar11		Mar12xDec11

Individuals	66,776	57,561	16.00%	65,620	1.80%
Consumer Finance (Vehicles and Other Assets)	36,402	30,249	20.30%	35,593	2.30%
Small and Medium-sized Entities	33,083	26,381	25.40%	31,868	3.80%
Large-sized Entity	63,073	55,719	13.20%	63,981	-1.40%
Total Portfolio	199,333	169,911	17.30%	197,062	1.20%

In March 31, 2012, the loan portfolio reached R$199,333 million, an increase of 17.3% compared to March, 2011.	In the evolution on-years, the highlights was Consumer Finance and Small and Medium-sized Entities, with a growth of 20.3% and 25.4%, respectively.

Funding

Funding (R$ Million)	Mar/12	Mar/11	Var.	Dec/11	Var.
			Mar12xMar11		Mar12xDec11

Demand Deposits	11,817	14,901	-20.70%	13,537	-12.70%
Saving Deposits	23,922	30,195	-20.80%	23,293	2.70%
Time Deposits	84,214	71,653	17.50%	82,097	2.60%
Debentures/LCI/LCA¹	43,418	38,342	13.20%	39,793	9.10%
Treasury Bills	25,805	10,884	137.10%	20,552	25.60%
Funding Customers	189,176	165,975	14.00%	179,272	5.50%

1. Repurchase Commitments backed in Debentures, Real Estate Credit Notes and Agribusiness Credit Notes.

The total of funding resources reched R$189 million in March 31, 2012, an increase of 14.0% compared with March 2011. The highlight was the on-years growth of 137.1% in Treasury Bills and 17.5% in Time deposits.

3. Stochholders’ Equity

Banco Santander consolidated shareholders’ equity amounted to R$66,105 million in March 31, 2012, compared to R$65,167 million in March 2011.

The evolution of shareholders’ equity is due to income and the adjustment positive - securities and derivative financial instruments amounting to R$149 million, partially reduced by intermediate dividends of R$1,625 million and the interest on capital proposal of R$1,350 million.

In 2012 was acquired 1,960,000 Units that stay in treasury. The accumulated balance of treasury shares on March 31, 2012 is 7,378,400 Units (2011 - 5,380,800), amounting to R$115,144 thousand (2011 - R$79,547 thousand). The minimum, weighted average and maximum cost per Unit is, respectively, R$14.10, R$15.61 and R$18.52. In 2011 was acquired and held in treasury 1,732,900 ADRs, amounting to R$32,270 thousand. The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on March 31, 2012 was R$16.80 per Unit and US$7.67 per ADR.

Dividends and Interest on Capital

On March 31, 2012, were outstanding interest on capital of R$400 million and will be paid on a date to be informed.

Basel Index

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 24.0%, disregarding the effect of goodwill, as determined by the international rule, the index is 19.8%.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website http://www.santander.com.br/ri.

•  Recents Events

Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Santander Spain informed to Santander Brasil that, in fulfillment of CVM Instruction No. 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Santander Brasil, it reduced its interest in the capital stock of Santander Brasil in 5.76%, which resulted in the increase of the free-float of the Company to 24.12%. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) results from the following transactions: (i) the transfer of 4.41% of Santander Brasil’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Santander Brasil carried out until March 22, 2011, and (iii) the transfer of 0.77% of Santander Brasil´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds. Following such transactions, Santander Spain, directly and indirectly, now holds 76.42% of the voting capital and 75.61% of the total capital of Santander Brasil.

Foreign Subsidiary

The Banco Santander establishing an independent subsidiary in Spain, Santander Brasil Establecimiento Financiero de Credito, S.A. (“Santander EFC”), in order to complement our foreign trade strategy for corporate clients – large Brazilian companies and their operations abroad – allowing us to provide financial products and services by means of an offshore entity which is not established in a jurisdiction with favorable taxation, such as our Cayman Islands branch, in accordance with law 12,249/2010.

4

The establishment of foreing subsidiary was approved by Bacen on September 26, 2011, and by Spanish Ministerio de Economia y Hacienda on February 6, 2012 and by Banco de Espanã on March 28, 2012. The remittance of resources to pay up the share capital of the subsidiary, was carried out on March 5, 2012, totaling €748 million.

The Santander EFC has its operational start planned for May 2012.

•  Strategy

Positioned as an universal Bank focused on retail, Santander shares the best global practices that set its business model apart. Efficient cost management, a strong capital base and conservative risk management translate this differential, which is based on 5 main pillars: 1) Customer oriented; 2) Global franchise; 3) Cost efficiency; 4) Prudent risk management; and 5) Solid balance sheet.

In 2011 Santander Brasil attended the Santander Group’s Investor Day in London. Its main strategic priorities for the 2011-2013 period, as presented to the market, are as follows:

• The focus in improving customer services through quality services and infrastructure. The goal for opening branches in the period is between 100 and 120 branches per year;

• To intensify the relationship with customers in order to become the bank of choice of our customers by 2013;

• To increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business, mortgages and auto loans;

• To take advantage of cross selling opportunities for products and services;

• To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness;

• To maintain its prudent risk management.

Santander also announced that, in 2012 and 2013, it expects to increase, by a compound annual growth rate, its net profit around 15%, revenues in the 14%-16%, costs (includes amortization) 11%-13% and total loan portfolio 15%-17%.

During the first quarter of 2012, Santander Brasil intensified efforts to develop strategic partnerships in order to increase their business as, for example, the recent long term partnership with Hyundai Motor Brasil, being implemented. The Banco will finance, exclusively, the cars manufactured at the new Hyundai factory, in Piracicaba (SP), which might be inaugurated in the end of 2012. Through this partnership, the automaker's dealers in Brazil have access to competitive financing lines of its stocks, offered exclusively by Santander, and offer credit for end customers to purchase vehicles in the stores.

Besides, due to the rapid growth of many Brazilian companies, Santander moved in 2012, the model of care for Legal Entities. Thus, the definition of Small and Medium Entities reported in this report, which previously comprised companies with annual sales up to R$250 million, went to meet companies with revenues up to R$80 million. Companies with revenues between R$80 million and R$250 million becomes focus of the Large-sized Entities segment.

•   Main Subsidiaries

As of March 31, 2012, Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) reported total assets of R$53,262 million, a lease and other credits portfolio of R$5,668 million, and stockholders' equity of R$10,176 million. Net income the period ended March 31, 2012 was R$177 million.

As of March 31, 2012, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré C.F.I.) reached R$43,176 million in total assets, R$26,024 million in lending operations and others credits, and R$1,228 million of stockholder´s equity. Net income the period ended March 31, 2012 was R$6 million.

As of March 31, 2012, Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) reported total assets of R$681 million and stockholders' equity of R$274 million. Net income in the period ended March 31, 2012 was R$21 million.

As of March 31, 2012, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$263 million. The stockholders' equity of R$199 million, and net income the period was R$15 million. The stockholders’ equity of investment funds reached R$127,996 million.

•   Rating Branches

Banco Santander is rated by the main international branches and the ratings assigned in the table below reflect its operating performance and the quality of its management.

•   Corporate Governance

On February 7th, the Bank held an Extraordinary General Meeting to resolve on granting for Bonus Deferral Plans related to 2011, to directors, managerial employees and other employees of Santander Brazil and companies under its control and amendment of the Company´s Bylaws pursuant to Resolution 3921 of November 25, 2010, issued by the National Monetary Council, which determines the establishment of a Compensation Committee.

On first quarter of 2012, members of the Corporate Governance and Sustainability Committee met for the first time, a fact which initiated the discussions and contributions to the models of corporate governance and sustainability adopted by Santander Brazil.

In the year 2010, the Bank establishing the Compensation and Appointment Committee. However, for fully adequate to Resolution 3921, inserted in its Bylaws the main powers of this committee and changed its Bylaws, as approved at the meeting of the Board of Directors held on February 299.

Although, during the same meeting, has been elected Mr. Juan Manuel Hoyos Martinez de Irujo, to the position of Executive Vice President of Strategy, and on March 28, have been elected Messrs. Conrado Engel to the position of Executive Vice Senior Retail Executive Chairman and Pedro Paulo Longuini for the position of Executive Vice President of Quality and Efficiency.

On March 16, have been renewed Messrs. Celso Clemente Giacometti, Rene Luiz Grande and Sergio Darcy Alves da Silva to the position of members of the Audit Committee for a term of one year from the date of them election. And on March 23, has been elected as a new member of the Compensation and Appointment Committee, Mr. Eduardo Nunes Gianini with term until the first meeting of the Board of Directors held after the Annual General Meeting 2013.

Finally, on March 25, the Bank published the Manual for Participation in General Meeting of Shareholders, containing the message of the Chairman, the notice of the call, an indication on how the participation of shareholders and the management proposal.

Agency Ratings	Global Scale				National Scale
	Local Currency		Foreign Currency		National
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Fitch Ratings (perspective)	A -(negative)	F1	BBB+ (stable)	F2	AAA (bra) (stable)	F1+ (bra)
Standard & Poor’s (perspective)	BBB (stable)	A-3	BBB (stable)	A-3	brAAA (stable)	brA-1
	Local Currency Deposit		Foreing Currency Deposit		National
Moody’s (perspective)	A2 (under review)	Prime-1	Baa2 (positive)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according to published reports by rating branches: Fitch Ratings (February 23, 2012), Standard & Poor's (November 29, 2011) and Moody's (June 20, 2011).

•   Risk Management

1.   Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client, together with the Santander Group:

• To aprove the proposals and operations and limitations of clients and portfolio;

• To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

• To guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive and by Santander Spain Group;

• To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties;

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector. The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the CEO of Banco Santander and to the head of the Santander Group risk department.

The Executive Vice-Presidency of Risk is divided into areas with two types of approach:

• Methodology and control, which adapts the policies, methodologies and the risk control systems.

• Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. Santander Conglomerate uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

Credit risk is the exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

4. Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Risk management at Banco Santander is based on the following principles:

•  Independence from the risk function in relation to business;

•  Effective participation of senior management in decision-making;

• A consensus between the risk and business departments on decisions involving credit operations;

• Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

•  The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC, VaR (Value at Risk), economic capital, scenario assessment, among others;

• Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

•  The retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the Bank, and continuous monitoring to prevent the portfolios from deteriorating; and

• The definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

5. Social and Environmental Risk

Risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which are possibility of penalties. A specialized team, trained in biology, geology, environmental engineering and chemistry that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training of trading and credit areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

6. Operational Risks, Internal Controls and Sarbanes-Oxley Law

Banco Santander corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are subject to different Vice Presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, satisfies the determinations of regulators, New Basel Accord - BIS II (as regulated by the Central Bank), and Sarbanes-Oxley requirements. It is aligned with the guidelines set out by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the technologic and operational management risk and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

The Board of Directors of Banco Santander opted for the Alternative Standardized Approach (ASA) to calculate the Requerided Regulatory Capital (PRE) ratio required for operational risk.

The review conducted on the effectiveness of internal controls of 2011 in companies of Banco Santander, to comply with Sarbanes-Oxley section 404 requirements, has been completed in March 2012, and no material issues were identified.

Additional information of management models, can be found at annual report, at: http://www.santander.com.br/ri.

•   People

For Banco Santander to be the country’s best and most efficient Bank, its employees must be a part of it and work together in building its growth.

With the goal of being the best company to work for in the country’s financial segment, Banco Santander keeps the dialogue and focus on developing people, believing that the way to achieve this aspiration is to respect and take good care of their teams, who take care of their customers.

Under the belief that an satisfied individual is a satisfied professional, Banco Santander and encourages invests more than 55 thousand professionals through vary programs.

Stand out:

• Engagement Program: put into practice actions capable to align the expectations of individuals with business objectives, thereby creating the conditions of reciprocity essential to achieve adequate performance needs of the Organization. To support this process, we have the development of Action Plans, held institutionally and per area , the Engagement Committee, in which representatives from all areas share best practices and exchange experiences about the subject, and conducting research, tool that highlights the contentment of individuals in the organization and guides the implementation of new initiatives. We belief that an satisfied individual is a satisfied professional, generating satisfied customers and sustainable results;

• International Mobility Programs: global programs that stimulate interchange between countries as an important means of personal and professional development;

• Internal Mobility Program:aimed at enhancement of professional organization, encouraging the development of their careers and disseminating to all employees and trainees opportunities for professional growth and internal mobility available in the Organization;

• Youth: the platform "Santander Caminhos e Escolhas" is an social network of career orientation, interactive and innovative, available to young people across the country at no cost to the user. On this platform, the young people could know and experience activities that provide better self-knowledge and understanding of the activities within a career guidance. For those that already chosen the financial market to work, the area provides better knowledge and understanding of the activities within a bank through experimentation activities areas, linking academic learning to practical;

• Development: addition to the various training programs for specific business activities, provide educational activities that contribute to the evolution of the individual and his career. We encourage all employees to develop self-leadership, and especially with the more senior group of leaders, our goal is to enable them to translate and express the mission of the Bank on a daily basis, seeking the engagement of the teams

• Career: actions that focus on aiding the manager and the employee in reflecting on development and feedback, besides providing assistance to activities and tools for career discussions;

•  Life Quality : a program involving actions related to health, social life, work relations and family coexistence, in addition to a complete Personal Support Program;

•  Diversity: the program for the valorization of the Diversity of Banco Santander enables you to create a more dynamic, creative and open to innovation environment. It consists of a series of initiatives that promote respect and appreciation of differences. These initiatives are focused on processes of inclusion, development and management of people and we also have established relationships with all stakeholders.

•  People Management: is collaboration as strategic direction ("do together"), supporting and encouraging business growth. These actions are aimed at all levels of management within the Organization and emphasize the use of tools, policies and practices at the Bank, for effective management of the lifecycle of the employee.

•  Sustainability: we performed the insertion of the sustainability issue in the main educational programs of the Organization, seeking to enhance the look of the individuals in the direction of seeing and acting on environmental impacts, social and economic decisions in their day by day. Aware of our contribution to the financial health of employees and other stakeholders, we focused our efforts on the expansion of financial education through training programs for financial advisors, individual financial counseling sessions and the launch of the online course for personal financial management.

•   Sustainable Development

Santander, and has been selected again this year to compose the Select portfolio of ISE (Corporate Sustainability Index) of Bovespa, also received the title of the world's greenest bank, by Bloombergs' Markets. The assessment took into account the bank's significant participation in the financing of clean energy as well as its performance in energy consumption and carbon footprint.

On the first quarter of 2012, Santander Asset Management obtained the 5th place in the ranking of the list of administrators with more funds classified as excellent by the Investidor Institucional magazine. Among the eight funds classified as excellent in this ranking is Ethical, pioneer in Social Responsibility Investor (SRI) funds in Brazil.

The “Programa de Qualificação de Corretoras do Banco Santander Brasil” (Broker Qualification Program of Banco Santander Brasil), whose objective is to classify the brokers that work with our Treasury, considering governance, technical-operational, administrative, financial and environmental aspects, had its criteria reassessed in 2011. In March the “Índice de Qualificação de Corretoras Ponderado – IQCp” (Broker Qualification Weighted Index), used by the Compliance area to set the frequency that we work with brokers, was disclosed. This initiative is relevant because we operate with the major brokers of the Brazilian market. Together, they account for approximately 85% of total volume traded on the BM&FBovespa and have an enormous capacity to influence the local financial market.

The “Espaço de Práticas em Sustentabilidade” (Space for Sustainability Practices), a program created in 2007 to share sustainability practices with society, started its 2012 activities with a lecture by the scientist Fritjof Capra, a specialist in systemic thinking and environmental issues. The lecture had a record on-site audience of 624 people, as well as being watched by 2,272 from 9 different countries. Dr. Capra has also participated in a dialogue session attended by 116 HR partners and suppliers, mostly those involved with education and organizational development.

In partnership with Santander Universidades and Universia, the Space for Sustainability Practices has also launched a challenge for Economics and Business Administration university professors, which include the discussion of environmental and social aspects in their teaching practices. Over 200 professors registered, and 41 professors qualified for the second phase of the challenge.

•  Corporate Restructuring

In the last years have been implemented the following corporate restructurings, representing steps in the process of consolidation of Banco Santander's investment in the country, with the consequent strengthening of its organizational and operational structure, as well as unification of its activities:

• Partial spin-off of CRV Distribuidora da TÍtulos e Valores Mobiliários S.A (CRV DTVM) by Santander Participações S.A. (Santander Participações, current name of Santander Advisory Services S.A.), on August 31, 2011, and that the version of the separated part refers exclusively to the entire stake held by CRV in the Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Securities) capital;

•   Partial spin-off Santander Seguros with version of the separated part for the formation of Sancap Investimentos e Participações S.A. (Sancap),on April 29, 2011, the spun-off assets to Sancap corresponded to the total value of R$512 million and refer, exclusively to the entire stake held by Santander Seguros in the Santander Capitalização S.A. (Santander Capitalização) capital;

•  Cancellation of Registration of Company Encouraged (Cancellation of Registration) before CVM, of Agropecuária Tapirapé S.A. (Tapirapé). Which was approved in the Extraordinary General Meeting held on August 31, 2010, and merger of Agropecuaria Tapirapé by Santander CHP S.A. (the current name is Santander Advisory Services S.A.) on February 28, 2011.

•   Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that the period ended March 31, 2012, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, other professional services of any kind, not classified as independent auditing services.

São Paulo, April 25, 2012.

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo, SP

Introduction

We have reviewed the individual and consolidated balance sheets of Banco Santander (Brasil) S.A. as of March 31, 2012 and the related statements of income, changes in equity and cash flows for the three-month period then ended, including a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim individual and consolidated financial information do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. as of March 31, 2012, and its financial performance and its cash flows for the three-month period then ended, in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

13

Other Matters

Statements of Value Added

We have also reviewed the interim individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2012, prepared under the responsibility of the Management, the presentation of which is required by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of interim financial information and considered supplemental information by accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not fairly presented, in all material respects, in relation to the interim individual and consolidated financial statements taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 25, 2012

/s/ Auditores Independentes	/s/ Gilberto Bizerra de Souza
DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

14

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS ON MARCH 31, 2012 AND DECEMBER 31, 2011
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
	Note	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

Current Assets		241,897,140	245,996,451	234,394,606	240,852,594
Cash	4	3,754,969	4,458,365	5,657,668	4,470,858
Interbank Investments	5	54,172,658	47,442,765	27,134,652	24,828,729
Money Market Investments		21,134,741	18,966,086	21,534,858	18,966,271
Interbank Deposits		30,661,282	25,524,342	3,223,159	2,910,121
Foreign Currency Investments		2,376,635	2,952,337	2,376,635	2,952,337
Securities and Derivative Financial Instrument	6	28,970,052	36,552,965	28,635,396	35,955,321
Own Portfolio		17,819,622	12,631,582	19,907,406	12,054,118
Subject to Resale Commitments		8,475,768	20,968,002	5,081,514	19,469,110
Derivative Financial Instruments		1,409,916	1,681,081	1,406,923	1,677,633
Linked to Central Bank of Brazil		374,252	361,714	374,252	361,714
Linked to Guarantees		890,494	910,586	1,865,301	2,392,746
Interbank Accounts	7	43,656,139	44,814,618	43,896,274	45,059,116
Payments and Receipts Pending Settlement		1,627,966	2,445	1,627,966	2,445
Restricted Deposits:		41,996,279	44,784,846	42,236,414	45,029,344
Central Bank of Brazil		41,996,148	44,784,542	42,236,283	45,029,040
National Housing System		131	304	131	304
Correspondents		31,894	27,327	31,894	27,327
Interbranch Accounts		2,615	856	2,615	856
Internal Transfers of Funds		2,615	856	2,615	856
Lending Operations	8	56,554,926	56,501,363	67,442,835	67,704,141
Public Sector		50,915	50,992	50,915	50,992
Private Sector		57,886,119	57,901,637	69,134,693	69,411,944
(Allowance for Loan Losses)	8.f	(1,382,108)	(1,451,266)	(1,742,773)	(1,758,795)
Leasing Operations	8	87,690	100,055	3,672,942	3,837,638
Public Sector		-	-	3,006	3,006
Private Sector		92,996	106,344	3,812,755	3,986,430
(Allowance for Doubtful Lease Receivables)	8.f	(5,306)	(6,289)	(142,819)	(151,798)
Other Receivables		54,273,359	55,725,216	57,403,548	58,496,285
Foreign Exchange Portfolio	9	30,907,568	34,851,804	30,907,568	34,851,804
Income Receivable		371,876	428,318	393,918	383,559
Trading Account	10	542,730	694,563	681,798	806,201
Tax Credits	11	6,008,021	5,980,796	7,118,581	7,086,783
Others	12	16,535,509	13,865,062	18,425,686	15,491,730
(Allowance for Losses on Other Receivables)	8.f	(92,345)	(95,327)	(124,003)	(123,792)
Other Assets		424,732	400,248	548,676	499,650
Non - Current Assets Held for Sale		100,153	103,104	100,153	103,104
Other Assets		91,408	97,592	95,143	101,320
(Allowance for Valuation)		(81,251)	(87,435)	(84,834)	(91,010)
Prepaid Expenses		314,422	286,987	438,214	386,236

Long-Term Assets		178,539,866	179,254,338	157,063,044	157,818,444
Interbank Investments	5	16,603,887	14,219,658	2,085,337	656,332
Interbank Deposits		16,243,177	13,848,311	1,724,627	284,985
Foreign Currency Investments		360,910	371,547	360,910	371,547
(Allowance for Losses)		(200)	(200)	(200)	(200)
Securities and Derivative Financial Instrument	6	64,896,931	68,593,921	34,234,120	38,660,916
Own Portfolio		8,811,845	11,569,804	8,139,541	10,884,821
Subject to Resale Commitments		44,856,571	43,790,339	14,109,244	13,821,174
Derivative Financial Instruments		2,321,212	2,567,924	2,323,758	2,567,513
Linked to Central Bank of Brazil		1,205,151	1,859,544	1,205,151	1,859,544
Privatization Certificates		2,258	2,145	2,258	2,145
Linked to Guarantees		7,699,894	8,804,165	8,454,168	9,525,719
Interbank Accounts	7	201,776	198,439	201,776	198,439
Restricted Deposits:		201,776	198,439	201,776	198,439
National Housing System		201,776	198,439	201,776	198,439
Lending Operations	8	80,771,919	79,499,007	96,964,211	93,920,024
Public Sector		133,499	129,644	133,499	129,644
Private Sector		89,351,348	88,127,428	106,203,531	103,121,103
(Allowance for Loan Losses)	8.f	(8,712,928)	(8,758,065)	(9,372,819)	(9,330,723)
Leasing Operations	8	40,397	59,880	3,189,905	3,560,058
Public Sector		-	-	5,205	5,205
Private Sector		46,053	67,633	3,381,046	3,776,987
(Allowance for Doubtful Lease Receivables)	8.f	(5,656)	(7,753)	(196,346)	(222,134)
Other Receivables		15,813,993	16,582,092	19,479,174	20,145,542
Receivables for Guarantees Honored		8,284	1,823	8,284	1,823
Foreign Exchange Portfolio	9	642,625	293,913	642,625	293,913
Income Receivable		68,799	55,466	68,799	55,466
Tax Credits	11	6,683,639	6,580,968	8,152,201	8,043,300
Others	12	8,737,364	9,994,016	11,007,124	12,162,281
(Allowance for Losses on Other Receivables)	8.f	(326,718)	(344,094)	(399,859)	(411,241)
Other Assets		210,963	101,341	908,521	677,133
Temporary Assets		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		204,667	95,045	902,225	670,837

Permanent Assets		40,817,999	39,974,328	24,172,375	25,054,771
Investments		16,919,722	15,209,932	40,391	69,310
Investments in Affiliates and Subsidiaries:	14	16,904,662	15,166,376	24,586	24,200
Domestic		15,087,822	15,166,376	24,586	24,200
Foreign		1,816,840	-	-	-
Other Investments		46,911	75,407	52,265	81,570
(Allowance for Losses)		(31,851)	(31,851)	(36,460)	(36,460)
Fixed Assets	15	4,914,977	4,902,891	4,951,281	4,934,875
Real Estate		2,135,430	2,137,681	2,137,572	2,139,823
Others		6,764,227	6,601,722	6,835,731	6,667,593
(Accumulated Depreciation)		(3,984,680)	(3,836,512)	(4,022,022)	(3,872,541)
Intangibles	16	18,983,300	19,861,505	19,180,703	20,050,586
Goodwill		26,874,101	26,868,346	27,037,015	27,031,260
Intangible Assets		6,214,304	6,111,869	6,304,950	6,191,679
(Accumulated Amortization)		(14,105,105)	(13,118,710)	(14,161,262)	(13,172,353)
Total Assets		461,255,005	465,225,117	415,630,025	423,725,809

Current Liabilities		259,858,931	271,290,416	217,616,076	232,545,213
Deposits	17.a	116,483,179	113,464,541	72,596,296	72,738,135
Demand Deposits		11,993,069	13,684,773	11,817,451	13,536,806
Savings Deposits		23,922,380	23,293,434	23,922,380	23,293,434
Interbank Deposits		45,695,077	42,653,353	1,985,044	1,980,411
Time Deposits		34,872,653	33,832,981	34,871,421	33,927,484
Money Market Funding	17.b	43,509,670	59,231,381	40,380,148	56,451,019
Own Portfolio		26,592,116	42,894,806	25,054,357	41,171,792
Third Parties		10,052,073	8,424,898	8,460,310	7,367,550
Linked to Trading Portfolio Operations		6,865,481	7,911,677	6,865,481	7,911,677
Funds from Acceptance and Issuance of Securities	17.c	23,182,894	17,426,772	23,456,965	17,742,997
Exchange Acceptances		-	-	140,375	233,904
Resources of Debentures		-	-	129,968	80,744
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		22,580,319	17,027,739	22,584,047	17,029,316
Securities Issued Abroad		602,575	399,033	602,575	399,033
Interbank Accounts	7	1,529,539	8,467	1,529,539	8,467
Receipts and Payments Pending Settlement		1,519,304	3	1,519,304	3
Correspondents		10,235	8,464	10,235	8,464
Interbranch Accounts		1,194,579	2,012,600	1,194,579	2,012,600
Third-Party Funds in Transit		1,191,130	2,004,753	1,191,130	2,004,753
Internal Transfers of Funds		3,449	7,847	3,449	7,847
Borrowings	17.e	11,864,068	13,161,053	11,864,068	13,161,053
Foreign Borrowings		11,864,068	13,161,053	11,864,068	13,161,053
Domestic Onlendings - Official Institutions	17.e	3,843,063	4,189,752	3,843,063	4,189,752
National Treasury		230	21,188	230	21,188
National Economic and Social Development Bank (BNDES)		1,944,858	1,899,635	1,944,858	1,899,635
Federal Savings and Loan Bank (CEF)		41,579	33,660	41,579	33,660
National Equipment Financing Authority (FINAME)		1,721,349	2,099,952	1,721,349	2,099,952
Other Institutions		135,047	135,317	135,047	135,317
Foreign Onlendings	17.e	393,308	914,798	393,308	914,798
Foreign Onlendings		393,308	914,798	393,308	914,798
Derivative Financial Instruments	6	1,335,731	2,138,328	1,340,171	2,138,328
Derivative Financial Instruments		1,335,731	2,138,328	1,340,171	2,138,328
Other Payables		56,522,900	58,742,724	61,017,939	63,188,064
Collected Taxes and Other		1,471,501	122,575	1,489,979	136,781
Foreign Exchange Portfolio	9	29,613,129	32,393,881	29,613,129	32,393,881
Social and Statutory		545,151	1,509,752	577,528	1,538,815
Tax and Social Security	18	8,045,966	7,306,192	10,203,850	9,387,397
Trading Account	10	630,894	694,242	772,043	808,845
Subordinated Debt	19	674,619	-	674,619	-
Others	20	15,541,640	16,716,082	17,686,791	18,922,345

Long-Term Liabilities		135,055,792	128,113,710	131,143,157	124,844,045
Deposits	17.a	57,863,130	55,913,362	50,310,585	49,059,462
Interbank Deposits		8,520,417	7,743,600	968,300	889,707
Time Deposits		49,342,713	48,169,762	49,342,285	48,169,755
Money Market Funding	17.b	26,526,368	21,664,735	26,167,838	21,584,554
Own Portfolio		26,526,368	21,664,735	26,167,838	21,584,554
Funds from Acceptance and Issuance of Securities	17.c	22,596,572	21,087,243	23,948,778	22,189,968
Exchange Acceptances		-	-	522,810	471,881
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		13,393,896	12,789,632	14,223,292	13,420,476
Securities Issued Abroad		9,202,676	8,297,611	9,202,676	8,297,611
Borrowings	17.e	1,244,121	1,660,631	1,244,121	1,660,631
Foreign Borrowings		1,244,121	1,660,631	1,244,121	1,660,631
Domestic Onlendings - Official Institutions	17.e	6,220,247	6,031,862	6,220,247	6,031,862
National Treasury		1,045	-	1,045	-
National Economic and Social Development Bank (BNDES)		3,496,264	3,542,793	3,496,264	3,542,793
Federal Savings and Loan Bank (CEF)		1,285	1,316	1,285	1,316
National Equipment Financing Authority (FINAME)		2,719,442	2,478,974	2,719,442	2,478,974
Other Institutions		2,211	8,779	2,211	8,779
Foreign Onlendings	17.e	105,933	161,827	105,933	161,827
Foreign Onlendings		105,933	161,827	105,933	161,827
Derivative Financial Instruments	6	2,464,157	2,544,524	2,464,509	2,544,614
Derivative Financial Instruments		2,464,157	2,544,524	2,464,509	2,544,614
Other Payables		18,035,264	19,049,526	20,681,146	21,611,127
Foreign Exchange Portfolio	9	147,562	399,973	147,562	399,973
Tax and Social Security	18	3,210,791	3,010,670	5,634,615	5,364,910
Trading Account	10	-	28	-	28
Subordinated Debts	19	10,524,045	10,908,344	10,524,045	10,908,344
Others	20	4,152,866	4,730,511	4,374,924	4,937,872

Deferred Income		201,850	207,291	201,850	207,291
Deferred Income		201,850	207,291	201,850	207,291

Minority Interest		-	-	564,067	550,695

Stockholders' Equity	22	66,138,432	65,613,700	66,104,875	65,578,565
Capital:		62,828,201	62,828,201	62,828,201	62,828,201
Brazilian Residents		6,251,291	6,251,291	6,251,291	6,251,291
Foreign Residents		56,576,910	56,576,910	56,576,910	56,576,910
Capital Reserves		579,004	529,149	580,025	529,149
Profit Reserves		1,631,897	1,631,897	1,631,897	1,632,544
Adjustment to Fair Value		789,399	737,221	755,034	701,439
Accumulated Profits		457,345	-	457,132	-
(-) Treasury Shares		(147,414)	(112,768)	(147,414)	(112,768)
Total Liabilities		461,255,005	465,225,117	415,630,025	423,725,809

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF INCOME FOR THE QUARTERS ENDED MARCH 31
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidaded
	Note	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

Financial Income		13,921,655	12,095,977	13,980,850	12,734,295
Lending Operations		7,685,502	6,997,659	9,092,898	7,972,674
Leasing Operations		6,171	11,603	326,694	444,880
Securities Transactions	6.a	3,844,250	3,543,891	2,172,308	2,709,104
Derivatives Transactions		967,848	598,568	965,456	598,890
Foreign Exchange Operations		449,446	73,001	449,446	73,001
Operations of Sale or Transfer of Financial Assets		902	-	902	-
Compulsory Investments		967,536	871,255	973,146	935,746

Financial Expenses		(9,324,987)	(8,060,312)	(8,685,387)	(7,887,579)
Funding Operations	17.d	(6,745,625)	(5,697,048)	(5,599,270)	(5,183,783)
Borrowings and Onlendings Operations		338,625	42,465	338,342	41,316
Allowance for Loan Losses	8.f	(2,917,987)	(2,405,729)	(3,424,459)	(2,745,112)

Gross Profit From Financial Operations		4,596,668	4,035,665	5,295,463	4,846,716

Other Operating (Expenses) Income		(3,258,634)	(2,701,485)	(3,676,856)	(3,222,372)
Income from Services Rendered	25	1,567,139	1,496,056	1,690,176	1,577,784
Income from Banking Fees	25	597,685	455,675	783,211	563,788
Personnel Expenses	26	(1,384,442)	(1,291,908)	(1,458,952)	(1,348,355)
Other Administrative Expenses	27	(2,869,848)	(2,521,703)	(2,945,252)	(2,629,898)
Tax Expenses	28	(730,794)	(601,869)	(845,566)	(698,893)
Investments in Affiliates and Subsidiaries	14	364,941	398,636	386	1,071
Other Operating Income	29	478,950	381,203	546,490	455,809
Other Operating Expenses	30	(1,282,265)	(1,017,575)	(1,447,349)	(1,143,678)

Operating Income		1,338,034	1,334,180	1,618,607	1,624,344

Nonoperating (Expenses) Income	31	31,793	40,977	42,945	43,487

Income Before Taxes on Income and Profit Sharing		1,369,827	1,375,157	1,661,552	1,667,831

Income Tax and Social Contribution	32	(178,111)	(66,385)	(409,298)	(323,826)
Provision for Income Tax		(168,275)	(7,581)	(307,155)	(166,084)
Provision for Social Contribution Tax		(94,339)	(4,895)	(198,488)	(114,123)
Deferred Tax Credits		84,503	(53,909)	96,345	(43,619)

Profit Sharing		(334,371)	(295,432)	(364,935)	(312,841)

Minority Interest		-	-	(30,834)	(18,203)

Net Income		857,345	1,013,340	856,485	1,012,961

Number of Shares (Thousands)	22.a	399,044,117	399,044,117
Net Income per Thousand Shares (R$)		2.15	2.54

The accompanying notes are an integral part of these financial statements.

19

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE QUARTERS ENDED MARCH 31
In thousands of Brazilian reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
	Note	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Position Own	Affiliates and Subsidiaries	Retained Earnings	Treasury Shares	Total

Balances as of December 31, 2010		62,828,201	529,136	962,310	273,840	280,935	2,563	-	-	64,876,985
Adjustment to Fair Value - Securities		-	-	-	-	-	-	-	-	-
and Derivative Financial Instruments		-	-	-	-	(88,025)	(8,933)	-	-	(96,958)
Net Income		-	-	-	-	-	-	1,013,340	-	1,013,340
Allocations:		-	-	-	-	-	-	-	-	-
Interest on Capital	22.b	-	-	-	-	-	-	(600,000)	-	(600,000)
Balances as of March 31, 2011		62,828,201	529,136	962,310	273,840	192,910	(6,370)	413,340	-	65,193,367

Balances as of December 31, 2011		62,828,201	529,149	1,140,847	491,050	719,112	18,109	-	(112,768)	65,613,700
Acqusition in Own Share	22.d	-	-	-	-	-	-	-	(34,646)	(34,646)
Result of Treasury Shares	22.d	-	7	-	-	-	-	-	-	7
Reservations for Share-Based Payment	33.c	-	49,848	-	-	-	-	-	-	49,848
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	41,289	10,889	-	-	52,178
Net Income		-	-	-	-	-	-	857,345	-	857,345
Allocations:
Interest on Capital	22.b	-	-	-	-	-	-	(400,000)	-	(400,000)
Balances as of March 31, 2012		62,828,201	579,004	1,140,847	491,050	760,401	28,998	457,345	(147,414)	66,138,432

The accompanying notes are an integral part of these financial statements.

20

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS FOR THE QUARTERS ENDED MARCH 31
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
	Note	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Cash Flow from Operating Activities
Net Income		857,345	1,013,340	856,485	1,012,961
Adjustment to Net Income		4,681,383	4,056,106	5,685,677	4,939,204
Allowance for Loan Losses	8.f	2,917,987	2,405,729	3,424,459	2,745,112
Provision for Legal Proceedings, Administrative and Other		979,951	887,384	1,158,888	1,028,946
Deferred Tax Credits		(33,011)	108,406	(177,048)	74,980
Equity in Affiliates and Subsidiaries	14	(364,941)	(398,636)	(386)	(1,071)
Depreciation and Amortization	27	1,302,300	1,080,877	1,306,109	1,121,993
Recognition (Reversal) Allowance for Losses on Other Assets	31	(6,180)	(1,819)	(6,173)	(1,844)
Result on Sale of Other Assets	31	610	(668)	3	(914)
Result on Impairment of Assets	30	(58)	1,100	(58)	1,100
Result on Sale of Investments	31	(14,016)	(28,125)	(24,492)	(29,100)
Others		(101,259)	1,858	4,376	2
Changes on Assets and Liabilities		(5,248,382)	(11,275,401)	(3,606,394)	(9,303,058)
Decrease (Increase) in Interbank Investments		(3,603,672)	(45,672)	3,007,971	1,176,906
Decrease (Increase) in Securities and Derivative Financial Instruments		9,759,097	(3,580,825)	10,988,591	(3,026,984)
Decrease (Increase) in Lending and Leasing Operations		(4,214,183)	(5,937,383)	(5,674,284)	(6,864,810)
Decrease (Increase) in Deposits on Central Bank of Brazil		2,788,394	(1,079,003)	2,792,757	(1,152,159)
Decrease (Increase) in Other Receivables		2,308,461	(6,125,665)	1,899,805	(6,372,270)
Decrease (Increase) in Other Assets		(137,057)	23,997	(283,366)	(222,949)
Net Change on Other Interbank and Interbranch Accounts		(931,960)	(637,290)	(931,960)	(637,267)
Increase (Decrease) in Deposits		4,968,403	934,575	1,109,284	2,204,628
Increase (Decrease) in Money Market Funding		(10,860,078)	796,735	(11,487,587)	627,278
Increase (Decrease) in Borrowings and Onlendings		(2,449,184)	(1,782,545)	(2,449,183)	(1,782,545)
Increase (Decrease) in Other Liabilities		(2,190,333)	6,478,801	(1,562,161)	6,763,958
Increase (Decrease) in Technical Provision for Insurance, Pension Plan and Capitalization Operations		-	-	-	730,857
Increase (Decrease) in Change in Deferred Income		(5,441)	8,680	(5,441)	8,659
Tax Paid		(680,830)	(329,806)	(1,010,822)	(756,360)
Net Cash Provided by (Used in) Operating Activities		290,346	(6,205,955)	2,935,768	(3,350,893)
Investing Activities
Acquisition of Investment		(1,975,396)	(3,741)	(2,779)	(3,741)
Acquisition of Fixed Assets		(170,459)	(194,707)	(176,092)	(200,482)
Acquisition of Intangible Assets		(267,432)	(189,738)	(278,306)	(192,682)
Net Cash Received on Sale/Reduction of Investments		45,038	29,667	56,576	30,704
Proceeds from Assets not in Use		5,640	5,338	6,464	5,592
Proceeds from Property for Own Use		3,267	6,895	3,323	7,257
Dividends and Interest on Capital Received		1,500,029	2,863,472	-	78
Net Cash Provided by (Used in) Investing Activities		(859,313)	2,517,186	(390,814)	(353,274)
Financing Activities
Acquisition of Own Share	22.d	(34,645)	-	(34,646)	-
Long-Term Emissions		10,059,636	9,992,434	10,059,636	9,992,434
Long-Term Payments		(3,531,149)	(3,362,364)	(3,531,149)	(3,362,364)
Dividends and Interest on Capital Paid		(1,117,820)	(2,091,961)	(1,122,457)	(2,100,174)
Increase (Decrease) on Minority Interest		-	-	13,372	18,086
Net Cash Provided by (Used in) Financing Activities		5,376,021	4,538,109	5,384,755	4,547,982
Net Increase in Cash and Cash Equivalents		4,807,054	849,340	7,929,709	843,815
Cash and Cash Equivalents at the Beginning of Period	4	9,903,096	9,499,413	9,390,878	9,508,964
Cash and Cash Equivalents at the End of Period	4	14,710,150	10,348,753	17,320,587	10,352,779

The accompanying notes are an integral part of these financial statements.

21

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED FOR THE QUARTERS ENDED MARCH 31
In thousands of Brazilian Reais - R$, unless otherwise stated

				Bank				Consolidated
	Note	March 31, 2012		March 31, 2011		March 31, 2012		March 31, 2011

Financial Income		13,921,655		12,095,977		13,980,850		12,734,295
Income from Services Rendered, Banking Fees and Net Income from Premiums, Pension Plan and Capitalization		2,164,824		1,951,731		2,473,387		2,141,572
Allowance for Loans Losses	8.f	(2,917,987)		(2,405,729)		(3,424,459)		(2,745,112)
Other Income and Expenses		(771,580)		(594,295)		(857,972)		(643,282)
Financial Expenses		(6,407,000)		(5,654,583)		(5,260,928)		(5,142,467)
Third-party Input		(1,421,484)		(1,313,895)		(1,492,319)		(1,378,897)
Materials, Energy and Others		(72,150)		(67,168)		(72,627)		(68,000)
Third-Party Services	27	(476,947)		(436,604)		(522,288)		(472,198)
Impairment of Assets	29&30	58		(1,100)		58		(1,100)
Others		(872,445)		(809,023)		(897,462)		(837,599)
Gross Added Value		4,568,428		4,079,206		5,418,559		4,966,109
Retention
Depreciation and Amortization	27	(1,302,300)		(1,080,877)		(1,306,109)		(1,121,993)
Added Value Produced		3,266,128		2,998,329		4,112,450		3,844,116
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	14	364,941		398,636		386		1,071
Added Value to Distribute		3,631,069		3,396,965		4,112,836		3,845,187
Added Value Distribution
Employee		1,518,651	41.8%	1,392,077	41.0%	1,612,703	39.2%	1,456,874	37.9%
Compensation	26	797,607		734,376		839,126		766,677
Benefits	26	246,702		222,256		261,786		232,424
Government Severance Indemnity Funds for Employees - FGTS		76,742		73,377		82,037		76,921
Others		397,600		362,068		429,754		380,852
Taxes		1,109,067	30.6%	863,517	25.4%	1,466,048	35.6%	1,227,041	31.9%
Federal		1,018,816		758,499		1,354,779		1,106,422
State		157		382		270		430
Municipal		90,094		104,636		110,999		120,189
Compensation of Third-Party Capital - Rental	27	146,006	4.0%	128,031	3.8%	146,766	3.6%	130,108	3.4%
Remuneration of Interest on Capital		857,345	23.6%	1,013,340	29.8%	887,319	21.6%	1,031,164	26.8%
Interest on Capital	22.b	400,000		600,000		400,000		600,000
Profit Reinvestment		457,345		413,340		456,485		412,961
Participation Results of Minority of Shareholders		-		-		30,834		18,203
Total		3,631,069	100.0%	3,396,965	100.0%	4,112,836	100.0%	3,845,187	100.0%

The accompanying notes are an integral part of these financial statements.

22

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2012 AND 2011 AND DECEMBER 31, 2011
In thousands of Brazilian Reais - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, foreign exchange, investment, lending and financing, mortgage lending, leasing, creditcard operations, through its subsidiaries. The bank also operates in the capitalization, leasing, asset management, buying club management and securities, insurance brokerage operations and pension plan. The bank's activities are conducted within the context of a group of financial institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements of Banco Santander and its subsidiaries (Consolidated) as indicated in note 14 have been prepared in accordance with accounting practices,  established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standart chart of Accounts for Financial Institutions (Cosif) and the Brazilian Securities and Exchange Commission (CVM), wich do not conflict with the rules issued by Bacen.

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations haves been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2012 were be disclosed simultaneously, at the website www.santander.com.br\ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and axchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian reais (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary with a functional currency different from Brazilian real are translated as follows:

• assets and liabilities are translated at the exchange rate on the balance sheet date; and

• revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflaction adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:
I - Trading securities;
II - Available-for-sale securities;
III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I ("trading") and III ("held-to-maturity"). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

23

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not quality as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivatives designated as hedge can be classified as:
I - Market risk hedge; and
II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actual receipt.

Normally, the Bank written off loans when they have more than 360 days late. In the case of loans for long-term (over 3 years) are written off when they complete 540 days late. The loss is recorded in a memorandum account for a minimum of 5 years and while not exhausted all the procedures for collection.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will become their results recognized by the remaining terms of operations, and financial assets subject of the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, whether the retention or not of risk.

Allowances for loan losses are recognized based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those in which the investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over a period of up to 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Capitalization

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR).

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date.

• The provision for the redemption of bonds by the end of the effective term of the bond.

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet was made in which the bonds will participate.

• The provision for drawings is recognized for bonds drawn but not yet was paid.

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date.

l) Employee Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees eligible and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement. The amounts not yet contributed at each year-end are recognized, at their present value in balance sheets like other obligations - others - employee benefit plans.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not defined contribution plan and are shown ate Note 33.

The present value of obligations of defined benefit plans are recorded, net (i) the fair value of plan assets,(ii) of gains and / or net unrecognized actuarial losses, which are deferred using the corridor method, and (iii) the costs of past service, which is deferred over time. The obligations are recorded in the balance sheet as other liabilities - others - employee benefit plans.

An actuarial asset is recognized in the balance sheet as other receivables - others, if the net amount represents an asset. This situation applies: (i) excess funds represent future economic benefits in the form of return of funds to the sponsor or reduction in future contributions, as the conditions laid down in Council Resolution of Pension Funds Management (CGPC) 26/2008, and (ii) resulting from any actuarial losses and past service costs accrued,net and unrecognized which will be offset in the long-term.

Plan assets are defined as those who will be directly used to settle obligations and that: (i) are sponsored property, and (ii) may only be used to pay or finance post-employment benefits and can not be returned sponsoring entities, unless there is an excess of resources as conditions at CGPC Resolution 26/2008.

Actuarial gains and losses are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Bank uses the corridor method and recognizes in the income the net amount of the cumulative actuarial gains and/or losses which exceeds the higher amount between 10% of the present value of the obligations or 10% of the fair value of the plan assets.

The past service cost, which arises from changes to current post-employment benefits or from the introduction of new benefits, is recognized on a straight-line basis in the income over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - pension plans and personnel costs.

The defined benefit plans are recorded based on actuarial study, conducted annually by external advisory body at the end of each fiscal year to be effective for the subsequent period.

m) Share-based Compensation

Settlement in Action

Related for options to purchase shares of Banco Santander promoting a commitment of executives to the long-term results. The amount of shares granted to executives vary according to certain performance parameters.

At the beginning of the plan is made an estimate of the probable quantity of options to be granted and register the fair value on personnel expenses in return against the "stockholders' equity - reserves for share-based payment" during the period of validity of each cycle.

Settlement in Cash

At the beginning of the plan, an estimate is made of the probable quantity of "hypothetical" share that will be received by executives. It determined the fair value of "hypothetical" shares and recorded throughout the duration of each cycle a provision in other liabilities against the personnel expense.

n) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 21.i).

Contingent assets are not accounting recognized, except when there are guarantees or favorable judicial decisions, about which no longer fit features, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

o) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses.Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

p) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the expected realization of the tax credits note 11.b is based on the projections of future earnings supported by a technical study, approved by Banco Santander's Management.

The changes introduced by Law 11.638 and Law 11.941 (articles 37 and 38) that changed the criteria for revenue recognition, costs and expenses recorded in the net income of the year had no effect for purposes of calculating the taxable income of corporate entities opting for Tax Regime (RTT), being used for tax purposes, the standards on December 31, 2007. The tax effects of adopting these standards are recorded for accounting purposes, the corresponding deferred tax assets and liabilities.

q) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. Deferred income is allocated to profit or loss according to the effectiveness of the underluing contracts.

4. Cash and Cash Equivalents

					Bank
		March 31, 2012	December 31, 2011	March 31, 2011	December 31, 2010
Cash		3,754,969	4,458,365	4,096,280	4,375,077
Interbank Investments		10,955,181	5,444,731	6,252,473	5,124,336
Money Market Investments		8,327,700	1,377,537	3,665,424	767,162
Interbank Deposits		250,846	1,115,424	531,279	78,842
Foreign Currency Investments		2,376,635	2,951,770	2,055,770	4,278,332
Total		14,710,150	9,903,096	10,348,753	9,499,413

					Consolidated
		March 31, 2012	December 31, 2011	March 31, 2011	December 31, 2010
Cash		5,657,668	4,470,858	4,100,306	4,376,128
Interbank Investments		11,662,919	4,920,020	6,252,473	5,132,836
Money Market Investments		8,727,700	1,377,537	3,665,424	767,162
Interbank Deposits		558,584	590,713	531,279	87,342
Foreign Currency Investments		2,376,635	2,951,770	2,055,770	4,278,332
Total		17,320,587	9,390,878	10,352,779	9,508,964

5. Interbank Investments

					Bank
				March 31, 2012	December 31, 2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	15,877,212	5,257,529	-	21,134,741	18,966,086
Own Portfolio	4,115,597	285,788	-	4,401,385	2,809,657
Treasury Bills - LFT	460,279	-	-	460,279	20
National Treasury Bills - LTN	1,012,138	242,550	-	1,254,688	584,150
National Treasury Notes - NTN	2,643,180	43,238	-	2,686,418	2,225,487
Third-party Portfolio	8,060,358	2,001,061	-	10,061,419	8,547,472
Treasury Bills - LFT	-	-	-	-	1,000,545
National Treasury Bills - LTN	-	-	-	-	506,603
National Treasury Notes - NTN	8,060,358	2,001,061	-	10,061,419	7,040,324
Sold Position	3,701,257	2,970,680	-	6,671,937	7,608,957
National Treasury Bills - LTN	470,063	1,488,121	-	1,958,184	1,467,574
National Treasury Notes - NTN	3,231,194	1,482,559	-	4,713,753	6,141,383
Interbank Deposits	5,625,435	25,035,847	16,243,177	46,904,459	39,372,653
Foreign Currency Investments	2,376,635	-	360,910	2,737,545	3,323,884
Allowance for Losses	-	-	(200)	(200)	(200)
Total	23,879,282	30,293,376	16,603,887	70,776,545	61,662,423
Current				54,172,658	47,442,765
Long-term				16,603,887	14,219,658

					Consolidated
				March 31, 2012	December 31, 2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	16,277,329	5,257,529	-	21,534,858	18,966,271
Own Portfolio	4,515,714	285,788	-	4,801,502	2,809,842
Treasury Bills - LFT	460,279	-	-	460,279	20
National Treasury Bills - LTN	1,412,138	242,550	-	1,654,688	584,150
National Treasury Notes - NTN	2,643,180	43,238	-	2,686,418	2,225,487
Debentures	117	-	-	117	185
Third-party Portfolio	8,060,358	2,001,061	-	10,061,419	8,547,472
Treasury Bills - LFT	-	-	-	-	1,000,545
National Treasury Bills - LTN	-	-	-	-	506,603
National Treasury Notes - NTN	8,060,358	2,001,061	-	10,061,419	7,040,324
Sold Position	3,701,257	2,970,680	-	6,671,937	7,608,957
National Treasury Bills - LTN	470,063	1,488,121	-	1,958,184	1,467,574
National Treasury Notes - NTN	3,231,194	1,482,559	-	4,713,753	6,141,383
Interbank Deposits	467,926	2,755,233	1,724,627	4,947,786	3,195,106
Foreign Currency Investments	2,376,635	-	360,910	2,737,545	3,323,884
Allowance for Losses	-	-	(200)	(200)	(200)
Total	19,121,890	8,012,762	2,085,337	29,219,989	25,485,061
Current				27,134,652	24,828,729
Long-term				2,085,337	656,332

6. Securities and Derivatives

a) Securities

I) By Category

					Bank
				March 31, 2012	December 31, 2011
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	22,591,338	123,750	-	22,715,088	27,311,123
Government Securities	19,893,560	140,082	-	20,033,642	24,261,521
Private Securities	2,697,778	(16,332)	-	2,681,446	3,049,602
Available-for-Sale Securities	65,004,785	-	1,471,234	66,476,019	72,622,162
Government Securities	20,898,847	-	1,355,716	22,254,563	29,041,690
Private Securities	44,105,938	-	115,518	44,221,456	43,580,472
Held-to-Maturity Securities	944,748	-	-	944,748	964,596
Government Securities	944,748	-	-	944,748	964,596
Total Securities	88,540,871	123,750	1,471,234	90,135,855	100,897,881
Derivatives (Assets)	4,191,833	(460,432)	(273)	3,731,128	4,249,005
Total Securities and Derivatives	92,732,704	(336,682)	1,470,961	93,866,983	105,146,886
Current				28,970,052	36,552,965
Long-term				64,896,931	68,593,921
Derivatives (Liabilities)	(4,262,111)	471,350	(9,127)	(3,799,888)	(4,682,852)
Current				(1,335,731)	(2,138,328)
Long-term				(2,464,157)	(2,544,524)

					Consolidated
				March 31, 2012	December 31, 2011
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	21,402,795	121,333	-	21,524,128	26,124,312
Government Securities	20,820,759	137,665	-	20,958,424	25,225,455
Private Securities	582,036	(16,332)	-	565,704	898,857
Available-for-sale Securities	35,168,262	-	1,501,697	36,669,959	43,282,183
Government Securities	21,765,791	-	1,386,887	23,152,678	30,360,152
Private Securities	13,402,471	-	114,810	13,517,281	12,922,031
Held-to-Maturity Securities	944,748	-	-	944,748	964,596
Government Securities	944,748	-	-	944,748	964,596
Total Securities	57,515,805	121,333	1,501,697	59,138,835	70,371,091
Derivatives (Assets)	4,189,742	(458,788)	(273)	3,730,681	4,245,146
Total Securities and Derivatives	61,705,547	(337,455)	1,501,424	62,869,516	74,616,237
Current				28,635,396	35,955,321
Long-term				34,234,120	38,660,916
Derivatives (Liabilities)	(4,262,183)	466,630	(9,127)	(3,804,680)	(4,682,942)
Current				(1,340,171)	(2,138,328)
Long-term				(2,464,509)	(2,544,614)

II) Trading Securities

					Bank
				March 31, 2012	December 31, 2011
		Cost	Adjustment	Carrying	Carrying
Trading Securities		Amortized	to Fair Value - Income	Amount	Amount
Government Securities		19,893,560	140,082	20,033,642	24,261,521
Treasury Certificates - CFT		75,565	726	76,291	73,768
National Treasury Bills - LTN		7,973,739	29,372	8,003,111	9,038,216
Treasury Bills - LFT		527,406	600	528,006	868,181
National Treasury Notes - NTN B		5,438,962	50,779	5,489,741	6,615,312
National Treasury Notes - NTN C		172,291	5,769	178,060	879
National Treasury Notes - NTN F		5,634,983	51,424	5,686,407	7,545,986
Agricultural Debt Securities - TDA		65,245	1,139	66,384	96,208
Brazilian Foreign Debt Notes		5,303	273	5,576	4,144
Debentures (1)		66	-	66	18,827
Private Securities		2,697,778	(16,332)	2,681,446	3,049,602
Shares		254,156	(8,456)	245,700	173,897
Receivables Investment Fund - FIDC (2)		27,813	-	27,813	28,779
Investment Fund Shares in Participation - FIP		-	-	-	372,977
Investment Fund Shares		3,565	-	3,565	136,356
Debentures		2,398,254	553	2,398,807	2,316,890
Certificates of Real Estate Receivables - CRI		13,990	(8,429)	5,561	20,703
Total		22,591,338	123,750	22,715,088	27,311,123

						Bank
						March 31, 2012
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,606,976	6,620,900	5,982,031	5,823,735	20,033,642
Treasury Certificates - CFT	-	-	76,291	-	-	76,291
National Treasury Bills - LTN	-	1,578,826	2,806,137	2,980,015	638,133	8,003,111
Treasury Bills - LFT	-	-	163,674	350,140	14,192	528,006
National Treasury Notes - NTN B	-	21,589	111,828	2,397,814	2,958,510	5,489,741
National Treasury Notes - NTN C	-	1,832	5	-	176,223	178,060
National Treasury Notes - NTN F	-	-	3,438,413	217,292	2,030,702	5,686,407
Agricultural Debt Securities - TDA	-	4,729	24,486	36,770	399	66,384
Brazilian Foreign Debt Notes	-	-	-	-	5,576	5,576
Debentures (1)	-	-	66	-	-	66
Private Securities	277,078	1,954	45,983	27,177	2,329,254	2,681,446
Shares	245,700	-	-	-	-	245,700
Receivables Investment Fund - FIDC (2)	27,813	-	-	-	-	27,813
Investment Fund Shares	3,565	-	-	-	-	3,565
Debentures	-	1,954	10,362	27,177	2,359,314	2,398,807
Certificates of Real Estate Receivables - CRI	-	-	35,621	-	(30,060)	5,561
Total	277,078	1,608,930	6,666,883	6,009,208	8,152,989	22,715,088

						Consolidated
					March 31, 2012	December 31, 2011
			Cost	Adjustment	Carrying	Carrying
Trading Securities			Amortized	to Fair Value - Income	Amount	Amount
Government Securities			20,820,759	137,665	20,958,424	25,225,455
Treasury Certificates - CFT			75,565	726	76,291	73,768
National Treasury Bills - LTN			7,973,739	29,372	8,003,111	9,038,216
Treasury Bills - LFT			1,454,605	(1,817)	1,452,788	1,832,115
National Treasury Notes - NTN B			5,438,962	50,779	5,489,741	6,615,312
National Treasury Notes - NTN C			172,291	5,769	178,060	879
National Treasury Notes - NTN F			5,634,983	51,424	5,686,407	7,545,986
Agricultural Debt Securities - TDA			65,245	1,139	66,384	96,208
Brazilian Foreign Debt Notes			5,303	273	5,576	4,144
Debentures (1)			66	-	66	18,827
Private Securities			582,036	(16,332)	565,704	898,857
Shares			281,406	(8,456)	272,950	173,897
Receivables Investment Fund - FIDC (2)			27,813	-	27,813	28,779
Investment Fund Shares in Participation - FIP			41,930	-	41,930	372,977
Investment Fund Shares			137,564	-	137,564	221,354
Debentures			77,137	553	77,690	50,638
Certificates of Real Estate Receivables - CRI			13,990	(8,429)	5,561	20,703
Bank Deposits Certificates - CDB			2,196	-	2,196	30,509
Total			21,402,795	121,333	21,524,128	26,124,312

						Consolidated
						March 31, 2012
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,606,976	6,748,529	6,727,742	5,875,177	20,958,424
Treasury Certificates - CFT	-	-	76,291	-	-	76,291
National Treasury Bills - LTN	-	1,578,826	2,806,137	2,980,015	638,133	8,003,111
Treasury Bills - LFT	-	-	291,303	1,095,851	65,634	1,452,788
National Treasury Notes - NTN B	-	21,589	111,828	2,397,814	2,958,510	5,489,741
National Treasury Notes - NTN C	-	1,832	5	-	176,223	178,060
National Treasury Notes - NTN F	-	-	3,438,413	217,292	2,030,702	5,686,407
Agricultural Debt Securities - TDA	-	4,729	24,486	36,770	399	66,384
Brazilian Foreign Debt Notes	-	-	-	-	5,576	5,576
Debentures (1)	-	-	66	-	-	66
Private Securities	482,887	4,150	45,983	27,177	5,507	565,704
Shares	272,950	-	-	-	-	272,950
Receivables Investment Fund - FIDC (2)	27,813	-	-	-	-	27,813
Investment Fund Shares in Participation - FIP	41,930	-	-	-	-	41,930
Investment Fund Shares	137,564	-	-	-	-	137,564
Debentures	2,630	1,954	10,362	27,177	35,567	77,690
Certificates of Real Estate Receivables - CRI	-	-	35,621	-	(30,060)	5,561
Bank Deposits Certificates - CDB	-	2,196	-	-	-	2,196
Total	482,887	1,611,126	6,794,512	6,754,919	5,880,684	21,524,128

III) Available-for-Sale Securities

						Bank
					March 31, 2012	December 31, 2011
			Cost	Adjustment to	Carrying	Carrying
Available-for-Sale Securities			Amortized	Fair Value - Equity	Amount	Amount
Government Securities			20,898,847	1,355,716	22,254,563	29,041,690
Treasury Certificates - CFT			115,227	2,379	117,606	113,699
Securitized Credit			1,542	716	2,258	2,145
National Treasury Bills - LTN			6,989,753	423,513	7,413,266	11,659,292
Treasury Bills - LFT			3,069,832	1,898	3,071,730	2,998,935
National Treasury Notes - NTN A			120,662	17,077	137,739	130,532
National Treasury Notes - NTN B			495,182	30,545	525,727	500,142
National Treasury Notes - NTN C			617,169	399,068	1,016,237	982,978
National Treasury Notes - NTN F			9,390,515	478,169	9,868,684	12,447,410
National Treasury Notes - NTN P			118	(1)	117	114
Agricultural Debt Securities - TDA			17	-	17	17
Debentures (1)			98,830	2,352	101,182	206,426
Private Securities			44,105,938	115,518	44,221,456	43,580,472
Shares			614,686	23,635	638,321	731,081
Receivables Investment Fund - FIDC (2)			1,711,364	-	1,711,364	2,118,797
Investment Fund Shares in Participation - FIP			475,909	(58,409)	417,500	448,237
Investment Fund Shares			1,058	-	1,058	961
Debentures (3)			38,890,731	125,364	39,016,095	37,784,043
Eurobonds			180,526	(495)	180,031	184,872
Promissory Notes - NP			779,234	(274)	778,960	950,933
Real Estate Credit Notes - CCI			19,797	1,107	20,904	24,228
Agribusiness Receivables Certificates - CDCA			-	-	-	2,507
Financial Bills			126,379	(2,682)	123,697	-
Certificates of Real Estate Receivables - CRI			1,306,254	27,272	1,333,526	1,334,813
Total			65,004,785	1,471,234	66,476,019	72,622,162

						Bank
						March 31, 2012
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	8,871	353,006	12,808,284	9,084,402	22,254,563
Treasury Certificates - CFT	-	-	117,133	-	473	117,606
Securitized Credit	-	-	-	-	2,258	2,258
National Treasury Bills - LTN	-	-	7,502	7,405,764	-	7,413,266
Treasury Bills - LFT	-	1,340	-	3,070,390	-	3,071,730
National Treasury Notes - NTN A	-	1,912	-	-	135,827	137,739
National Treasury Notes - NTN B	-	5,106	-	-	520,621	525,727
National Treasury Notes - NTN C	-	-	6,209	-	1,010,028	1,016,237
National Treasury Notes - NTN F	-	-	222,044	2,332,130	7,314,510	9,868,684
National Treasury Notes - NTN P	-	-	117	-	-	117
Agricultural Debt Securities - TDA	-	16	1	-	-	17
Debentures (1)	-	497	-	-	100,685	101,182
Private Securities	2,768,243	224,120	1,479,721	1,443,690	38,305,682	44,221,456
Shares	638,321	-	-	-	-	638,321
Receivables Investment Fund - FIDC (2)	1,711,364	-	-	-	-	1,711,364
Investment Fund Shares in Participation - FIP	417,500	-	-	-	-	417,500
Investment Fund Shares	1,058	-	-	-	-	1,058
Debentures (3)	-	135,282	954,142	1,039,421	36,887,250	39,016,095
Eurobonds	-	9	176,520	3,502	-	180,031
Promissory Notes - NP	-	77,160	189,025	270,908	241,867	778,960
Real Estate Credit Notes - CCI	-	-	3,029	6,162	11,713	20,904
Financial Bills	-	-	-	123,697	-	123,697
Certificates of Real Estate Receivables - CRI	-	11,669	157,005	-	1,164,852	1,333,526
Total	2,768,243	232,991	1,832,727	14,251,974	47,390,084	66,476,019

							Consolidated
						March 31, 2012	December 31, 2011
				Cost	Adjustment to	Carrying	Carrying
Available-for-Sale Securities				Amortized	Fair Value - Equity	Amount	Amount
Government Securities				21,765,791	1,386,887	23,152,678	30,360,152
Treasury Certificates - CFT				115,227	2,379	117,606	113,699
Securitized Credit				1,542	716	2,258	2,145
National Treasury Bills - LTN				7,152,166	424,850	7,577,016	11,738,863
Treasury Bills - LFT				3,138,780	2,070	3,140,850	3,078,254
National Treasury Notes - NTN A				120,662	17,077	137,739	130,532
National Treasury Notes - NTN B				495,182	30,545	525,727	500,142
National Treasury Notes - NTN C				617,169	399,068	1,016,237	982,978
National Treasury Notes - NTN F				10,026,098	507,831	10,533,929	13,606,982
National Treasury Notes - NTN P				118	(1)	117	114
Agricultural Debt Securities - TDA				17	-	17	17
Debentures (1)				98,830	2,352	101,182	206,426
Private Securities				13,402,471	114,810	13,517,281	12,922,031
Shares				616,722	23,635	640,357	734,380
Receivables Investment Fund - FIDC (2)				1,929,662	-	1,929,662	2,118,797
Investment Fund Shares in Participation - FIP				1,034,775	(58,409)	976,366	448,237
Investment Fund Shares				1,058	-	1,058	67,208
Debentures (3)				7,407,356	125,364	7,532,720	7,056,056
Eurobonds				180,526	(495)	180,031	184,872
Promissory Notes - NP				779,234	(274)	778,960	950,933
Real Estate Credit Notes - CCI				19,797	1,107	20,904	24,228
Agribusiness Receivables Certificates - CDCA				-	-	-	2,507
Financial Bills				126,379	(2,682)	123,697	-
Certificates of Real Estate Receivables - CRI				1,306,254	27,272	1,333,526	1,334,813
Total				35,168,262	1,501,697	36,669,959	43,282,183

							Consolidated
							March 31, 2012
Available-for-Sale Securities		Without	Up to	From 3 to	From 1 to	Over
by Maturity		Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities		-	28,547	413,427	13,318,371	9,392,333	23,152,678
Treasury Certificates - CFT		-	-	117,133	-	473	117,606
Securitized Credit		-	-	-	-	2,258	2,258
National Treasury Bills - LTN		-	-	7,502	7,488,696	80,818	7,577,016
Treasury Bills - LFT		-	5,397	-	3,135,453	-	3,140,850
National Treasury Notes - NTN A		-	1,912	-	-	135,827	137,739
National Treasury Notes - NTN B		-	5,106	-	-	520,621	525,727
National Treasury Notes - NTN C		-	-	6,209	-	1,010,028	1,016,237
National Treasury Notes - NTN F		-	15,619	282,465	2,694,222	7,541,623	10,533,929
National Treasury Notes - NTN P		-	-	117	-	-	117
Agricultural Debt Securities - TDA		-	16	1	-	-	17
Debentures (1)		-	497	-	-	100,685	101,182
Private Securities		3,547,443	224,120	1,479,721	1,443,690	6,822,307	13,517,281
Shares		640,357	-	-	-	-	640,357
Receivables Investment Fund - FIDC (2)		1,929,662	-	-	-	-	1,929,662
Investment Fund Shares in Participation - FIP		976,366	-	-	-	-	976,366
Investment Fund Shares		1,058	-	-	-	-	1,058
Debentures (3)		-	135,282	954,142	1,039,421	5,403,875	7,532,720
Eurobonds		-	9	176,520	3,502	-	180,031
Promissory Notes - NP		-	77,160	189,025	270,908	241,867	778,960
Real Estate Credit Notes - CCI		-	-	3,029	6,162	11,713	20,904
Financial Bills		-	-	-	123,697	-	123,697
Certificates of Real Estate Receivables - CRI		-	11,669	157,005	-	1,164,852	1,333,526
Total		3,547,443	252,667	1,893,148	14,762,061	16,214,640	36,669,959
(1) Issued by mixed capital company.

(2) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(3) Includes R$141,841 of hedge objects market risks.

IV) Held-to-Maturity Securities

							Bank/Consolidated
							March 31, 2012
							by Maturity
Held-to-Maturity		Cost Amortized/Carrying Amount	Up to	From 3 to	From 1 to	Over
Securities (1)	March 31, 2012	December 31, 2011	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	944,748	964,596	562	10,525	736	932,925	944,748
National Treasury
Notes - NTN C	942,674	962,041	-	9,798	-	932,876	942,674
National Treasury
Notes - NTN I	2,074	2,555	562	727	736	49	2,074
Total	944,748	964,596	562	10,525	736	932,925	944,748
(1) Market value of held-to-maturity securities is R$1,605,536 in the Bank and in the Consolidated (December 31, 2011 - R$1,553,540 in the Bank and in the Consolidated).

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

				Bank		Consolidated
			March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Income From Fixed-Income Securities			2,154,323	2,453,677	1,380,709	1,711,502
Income From Interbank Investments			1,867,523	1,118,667	851,726	550,413
Income From Variable-Income Securities			(234,150)	(104,474)	(236,362)	(104,894)
Financial Income from Insurance, Pension Plan and Capitalization			-	-	42,976	504,085
Others			56,554	76,021	133,259	47,998
Total			3,844,250	3,543,891	2,172,308	2,709,104

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			March 31, 2012			December 31, 2011
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(9,133)	33,315		(228,196)	(191,671)
Asset	86,377,221	9,144,671	9,383,949	98,498,396	9,089,791	9,233,118
CDI (Interbank Deposit Rates)	27,016,859	6,782,171	6,996,254	31,775,414	8,036,533	8,184,818
Fixed Interest Rate - Real (1)	6,515,990	2,342,200	2,362,822	5,726,569	1,053,258	1,048,300
Indexed to Price and Interest Rates	10,673,075	-	-	13,259,314	-	-
Indexed to Foreign Currency	42,065,478	-	-	47,621,292	-	-
Others	105,819	20,300	24,873	115,807	-	-
Liabilities	86,386,354	(9,153,804)	(9,350,634)	98,726,592	(9,317,987)	(9,424,789)
CDI (Interbank Deposit Rates)	20,234,688	-	-	23,738,881	-	-
Fixed Interest Rate - Real	4,173,790	-	-	4,673,311	-	-
Indexed to Price and Interest Rates	16,956,821	(6,283,746)	(6,239,575)	19,781,674	(6,522,360)	(6,352,475)
Indexed to Foreign Currency (1)	44,935,536	(2,870,058)	(3,111,059)	50,340,717	(2,719,425)	(3,004,037)
Others	85,519	-	-	192,009	(76,202)	(68,277)
Options	148,834,776	(77,076)	(95,899)	266,612,580	(217,101)	(329,357)
Purchased Position	66,715,624	278,262	202,962	110,672,248	239,107	208,117
Call Option - US Dollar	671,410	14,191	8,446	1,299,890	22,549	39,528
Put Option - US Dollar	675,996	3,421	1,069	794,230	2,656	65
Call Option - Other (2)	36,595,279	163,224	90,722	74,456,856	111,458	48,267
Put Option - Other (2)	28,772,939	97,426	102,725	34,121,272	102,444	120,257
Sold Position	82,119,152	(355,338)	(298,861)	155,940,332	(456,208)	(537,474)
Call Option - US Dollar	522,726	(5,881)	(6,146)	2,842,096	(21,179)	(17,896)
Put Option - US Dollar	1,181,115	(12,761)	(5,547)	2,848,995	(19,867)	(7,683)
Call Option - Other ((2)	44,309,417	(185,161)	(126,570)	69,094,441	(187,362)	(100,105)
Put Option - Other (2)	36,105,894	(151,535)	(160,598)	81,154,800	(227,800)	(411,790)
Futures Contracts	60,218,355	-	-	100,361,012	-	-
Purchased Position	24,976,891	-	-	46,879,640	-	-
Exchange Coupon (DDI)	4,441,793	-	-	1,727,725	-	-
Interest Rates (DI1 and DIA)	17,703,678	-	-	42,328,562	-	-
Foreign Currency	2,103,143	-	-	2,563,038	-	-
Indexes (3)	688,371	-	-	78,332	-	-
Treasury Bonds/Notes	24,773	-	-	178,570	-	-
Others	15,133	-	-	3,413	-	-
Sold Position	35,241,464	-	-	53,481,372	-	-
Exchange Coupon (DDI)	13,318,518	-	-	17,359,882	-	-
Interest Rates (DI1 and DIA)	16,172,497	-	-	21,981,554	-	-
Foreign Currency	5,055,368	-	-	13,923,253	-	-
Indexes (3)	601,887	-	-	38,496	-	-
Treasury Bonds/Notes	93,194	-	-	178,187	-	-
Forward Contracts and Others	16,437,674	(60,088)	(43,914)	22,726,883	(13,515)	42,544
Purchased Commitment	7,610,517	(976,312)	111,989	11,564,473	412,217	298,083
Currencies	7,607,860	(976,312)	111,989	11,556,048	412,217	298,083
Others	2,657	-	-	8,425	-	-
Sell Commitment	8,827,157	916,224	(155,903)	11,162,410	(425,732)	(255,539)
Currencies	8,802,246	895,733	(176,134)	11,138,022	(442,856)	(272,312)
Others	24,911	20,491	20,231	24,388	17,124	16,773

						Consolidated
			March 31, 2012			December 31, 2011
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(11,297)	28,076		(232,234)	(195,627)
Asset	88,192,513	9,142,507	9,378,710	99,094,099	9,085,753	9,229,162
CDI (Interbank Deposit Rates)	28,705,241	8,340,832	8,560,082	32,413,067	8,712,638	8,868,678
Fixed Interest Rate - Real (1)	6,642,900	781,375	793,755	5,684,619	373,115	360,484
Indexed to Price and Interest Rates	10,673,075	-	-	13,259,314	-	-
Indexed to Foreign Currency	42,065,478	-	-	47,621,292	-	-
Others	105,819	20,300	24,873	115,807	-	-
Liabilities	88,203,810	(9,153,804)	(9,350,634)	99,326,333	(9,317,987)	(9,424,789)
CDI (Interbank Deposit Rates)	20,364,409	-	-	23,700,429	-	-
Fixed Interest Rate - Real	5,861,525	-	-	5,311,504	-	-
Indexed to Price and Interest Rates	16,956,821	(6,283,746)	(6,239,575)	19,781,674	(6,522,360)	(6,352,475)
Indexed to Foreign Currency (1)	44,935,536	(2,870,058)	(3,111,059)	50,340,717	(2,719,425)	(3,004,037)
Others	85,519	-	-	192,009	(76,202)	(68,277)
Options	148,834,776	(77,076)	(95,899)	266,612,580	(217,101)	(329,357)
Purchased Position	66,715,624	278,262	202,962	110,672,248	239,107	208,117
Call Option - US Dollar	671,410	14,191	8,446	1,299,890	22,549	39,528
Put Option - US Dollar	675,996	3,421	1,069	794,230	2,656	65
Call Option - Other (2)	36,595,279	163,224	90,722	74,456,856	111,458	48,267
Put Option - Other (2)	28,772,939	97,426	102,725	34,121,272	102,444	120,257
Sold Position	82,119,152	(355,338)	(298,861)	155,940,332	(456,208)	(537,474)
Call Option - US Dollar	522,726	(5,881)	(6,146)	2,842,096	(21,179)	(17,896)
Put Option - US Dollar	1,181,115	(12,761)	(5,547)	2,848,995	(19,867)	(7,683)
Call Option - Other (2)	44,309,417	(185,161)	(126,570)	69,094,441	(187,362)	(100,105)
Put Option - Other (2)	36,105,894	(151,535)	(160,598)	81,154,800	(227,800)	(411,790)
Futures Contracts	60,218,355	-	-	100,361,012	-	-
Purchased Position	24,976,891	-	-	46,879,640	-	-
Exchange Coupon (DDI)	4,441,793	-	-	1,727,725	-	-
Interest Rates (DI1 and DIA)	17,703,678	-	-	42,328,562	-	-
Foreign Currency	2,103,143	-	-	2,563,038	-	-
Indexes (3)	688,371	-	-	78,332	-	-
Treasury Bonds/Notes	24,773	-	-	178,570	-	-
Others	15,133	-	-	3,413	-	-
Sold Position	35,241,464	-	-	53,481,372	-	-
Exchange Coupon (DDI)	13,318,518	-	-	17,359,882	-	-
Interest Rates (DI1 and DIA)	16,172,497	-	-	21,981,554	-	-
Foreign Currency	5,055,368	-	-	13,923,253	-	-
Indexes (3)	601,887	-	-	38,496	-	-
Treasury Bonds/Notes	93,194	-	-	178,187	-	-
Forward Contracts and Others	16,437,674	(60,088)	(43,914)	22,726,891	(13,508)	42,551
Purchased Commitment	7,610,517	(976,312)	111,989	11,564,473	412,217	298,083
Currencies	7,607,860	(976,312)	111,989	11,556,048	412,217	298,083
Others	2,657	-	-	8,425	-	-
Sell Commitment	8,827,157	916,224	(155,903)	11,162,418	(425,725)	(255,532)
Currencies	8,802,246	895,733	(176,134)	11,138,022	(442,856)	(272,312)
Others	24,911	20,491	20,231	24,396	17,131	16,780
(1) Includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					March 31, 2012	December 31, 2011
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		31,630,046	26,825,448	27,921,727	86,377,221	98,498,396
Options		421,459	-	148,413,317	148,834,776	266,612,580
Futures Contracts		-	-	60,218,355	60,218,355	100,361,012
Forward Contracts and Others		8,511,662	7,902,640	23,372	16,437,674	22,726,883

					Consolidated
					Notional
				March 31, 2012	December 31, 2011
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	31,630,046	26,794,920	29,767,547	88,192,513	99,094,099
Options	421,459	-	148,413,317	148,834,776	266,612,580
Futures Contracts	-	-	60,218,355	60,218,355	100,361,012
Forward Contracts and Others	8,511,662	7,902,640	23,372	16,437,674	22,726,891
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				March 31, 2012	December 31, 2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	11,523,792	25,321,698	49,531,731	86,377,221	98,498,396
Options	33,974,883	108,587,430	6,272,463	148,834,776	266,612,580
Futures Contracts	29,997,213	10,586,823	19,634,319	60,218,355	100,361,012
Forward Contracts and Others	8,245,734	5,343,652	2,848,288	16,437,674	22,726,883

					Consolidated
					Notional
				March 31, 2012	December 31, 2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	12,265,725	26,169,397	49,757,391	88,192,513	99,094,099
Options	33,974,883	108,587,430	6,272,463	148,834,776	266,612,580
Futures Contracts	29,997,213	10,586,823	19,634,319	60,218,355	100,361,012
Forward Contracts and Others	8,245,734	5,343,652	2,848,288	16,437,674	22,726,891

IV) Derivatives by Trade Market

					Bank
					Notional
				March 31, 2012	December 31, 2011
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	25,317,368	40,522,588	20,537,265	86,377,221	98,498,396
Options	148,377,548	341,062	116,166	148,834,776	266,612,580
Futures Contracts	60,218,355	-	-	60,218,355	100,361,012
Forward Contracts and Others	20,716	10,360,922	6,056,036	16,437,674	22,726,883

					Consolidated
					Notional
				March 31, 2012	December 31, 2011
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	25,317,368	42,337,880	20,537,265	88,192,513	99,094,099
Options	148,377,548	341,062	116,166	148,834,776	266,612,580
Futures Contracts	60,218,355	-	-	60,218,355	100,361,012
Forward Contracts and Others	20,716	10,360,922	6,056,036	16,437,674	22,726,891
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the loan portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$686,709 of cost (December 31, 2011 - R$557,327 ) and R$630,865 of fair value (December 31, 2011 - R$500,425). During the period there were no credit events related to events provided for in the contracts.

The required stockholders' equity used amounted to R$3,197 (December 31, 2011 - R$3,291).

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank/Consolidated
			March 31, 2012			December 31, 2011
			Adjustment			Adjustment
	Cost	Fair Value	to Fair Value	Cost	Fair Value	to Fair Value
Hedge Instruments
Swap Contracts	78,170	49,288	(28,882)	74,928	76,175	1,247
Asset	617,161	649,302	32,141	417,731	453,595	35,864
CDI (Interbank Deposit Rates)	354,862	355,857	995	145,940	146,711	771
Indexed to Foreign Currency - Libor - US Dollar	262,299	293,445	31,146	271,791	306,884	35,093
Liabilities	(538,991)	(600,014)	(61,023)	(342,803)	(377,420)	(34,617)
Indexed to Foreign Currency - US Dollar	(303,934)	(338,233)	(34,299)	(101,410)	(102,318)	(908)
Indexed to Foreign Currency - Fixed Interest
- US Dollar	(54,607)	(59,136)	(4,529)	(55,498)	(60,565)	(5,067)
CDI (Interbank Deposit Rates)	(180,450)	(202,645)	(22,195)	(185,895)	(214,537)	(28,642)
Hedge Object
Assets	538,568	572,379	33,811	342,473	346,260	3,787
Lending Operation	417,241	430,539	13,298	342,473	346,260	3,787
Indexed to Foreign Currency - US Dollar	181,791	196,376	14,585	100,871	102,321	1,450
Indexed to Foreign Currency - Fixed Interest
- US Dollar	55,006	59,136	4,130	55,663	60,565	4,902
CDI (Interbank Deposit Rates)	180,444	175,027	(5,417)	185,939	183,374	(2,565)
Securities	121,327	141,840	20,513	-	-	-
Securities Available for Sale - Debentures	121,327	141,840	20,513	-	-	-

b) Cash Flow Hedge

						Bank/Consolidated
						March 31, 2012
			Reference			Adjustment
Hedge Instruments			Value	Cost	Fair Value	to Fair Value
Swap Contracts			-	(2,150)	(11,550)	(9,400)
Asset			966,432	966,432	723,139	(243,293)
Indexed to Foreign Currency - Swiss Franc (1)			607,741	607,741	363,752	(243,989)
Indexed to Pre Interest Rate- Real (2)			358,691	358,691	359,387	696
Liabilities			(968,582)	(968,582)	(734,689)	233,893
Indexed to Foreign Currency - Pre Dolar			(968,582)	(968,582)	(734,689)	233,893
Future Contracts			29,029,405	-	-	-
DI1 Rate			17,332,944	-	-	-
Foreign Currency - Dolar (4)			11,696,461	-	-	-

						Bank/Consolidated
						December 31, 2011
			Reference			Adjustment
Hedge Instruments			Value	Cost	Fair Value	to Fair Value
Swap Contracts			-	(30,354)	(31,538)	(1,184)
Asset			651,490	651,490	678,479	26,989
Indexed to Foreign Currency - Swiss Franc (1)			300,488	300,488	326,280	25,792
Indexed to Pre Interest Rate- Real (2)			351,002	351,002	352,199	1,197
Liabilities			(681,844)	(681,844)	(710,017)	(28,173)
Indexed to Foreign Currency - Pre Dolar			(681,844)	(681,844)	(710,017)	(28,173)
Future Contracts			(1,794,034)	-	-	-
DI1 Rate (3)			(1,794,034)	-	-	-

						Bank/Consolidated
					March 31, 2012	December 31, 2011
Hedge Object - Cost
Assets					12,632,154	-
Lending Operations - Financing and Export Credit and Imports					12,632,154	-
Liabilities					18,738,023	2,518,986
Eurobonds					602,177	300,803
Foreign Loans					358,691	351,002
Bank Deposit Certificate- CDB					17,777,155	1,867,181
(1) Operation with maturing on December 1,2014 and April 12, 2016, and hedge object of eurobonds transactions.
(2) Operation with maturing on June 15,2012, and hedge object of foreign loans transactions.
(3)Operation with maturing on January 2, 2014, and the updated amount of instruments is R$17,235,830 (December 31, 2011 - R$1,812,796)and hedge objects of bank certificate deposits.

(4)Operation with maturing on April 30, 2012 e January 2, 2013, and the updated amount of instruments is R$12,604,278, which the hedge objects are the lending operations - financing and export credit and imports.

The effect of marking to market the swaps and future contracts amounts a debit of R$71,859 and December 31, 2011 amounts a credit of R$15,149 is recorded in stockholders' equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen and none were found ineffective portion to be accounted in earnings over the period.

VII) Derivatives Pledged as Guarantee

The amounts pledged to guarantee own and third parties derivative transactions traded on BM&FBovespa are comprised of federal government bonds in the amount of R$7,560,561 (December 31, 2011 - R$8,678,353) in the Bank and R$7,737,960 (December 31, 2011 - R$8,851,981) Consolidated.

VIII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Assets
Swap Differentials Receivable (1)	3,165,043	3,338,882	3,164,596	3,335,016
Option Premiums to Exercise	202,962	208,117	202,962	208,117
Forward Contracts and Others	363,123	702,006	363,123	702,013
Total	3,731,128	4,249,005	3,730,681	4,245,146

Liabilities
Swap Differentials Payable (1)	3,093,990	3,485,916	3,098,782	3,486,006
Option Premiums Launched	298,861	537,474	298,861	537,474
Forward Contracts and Others	407,037	659,462	407,037	659,462
Total	3,799,888	4,682,852	3,804,680	4,682,942
(1) Includes swap options, credit and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander estimates the sensitivity of financial instruments considering the deteriorating provisions of CVM Instruction 475/2008, considered a low probability of occurrence. According to the strategy established by the Management in the case of signs of deterioration of the market shares are taken to minimize potential impacts. Scenarios 2 and 3 consider these deteriorating.

Scenario 1: usually reported in daily reports and corresponds to a shock above 10 base points on the interest and foreign currencies coupon curves, plus a shock of 10% on the currency stock market and spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above10 base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock above 100 base points on the interest curves and foreign currency coupon, plus a shock of 25% on the currency of stock market and spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock above 500 base points on the interest curves and foreign currency coupon, plus a shock of 50% on the currency of stock market and spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 500 base points on the volatility surface of currencies used to price options.

US Dollar Coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other Currencies Coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and TJLP: all products with price changes tied to changes in the TR and TJLP.

Fixed Rate - in Brazilian Real: all products with price changes tied to changes in interest rate in Brazilian Real.

Shares and Indexes: stock market indexes, shares and options tied to share rates or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at March 31, 2012.

Trading Portfolio
Risk Factor		Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar		(15,805)	(3,627)	136,286
Coupon - Other Currencies		(3,400)	(33,997)	(169,985)
Fixed Interest Rate - Real		(8,657)	(86,572)	(432,860)
Shares and Indexes		(34,927)	(87,317)	(174,634)
Inflation		5,006	50,064	250,318
Others		(1,020)	(10,198)	(50,990)
Total (1)		(58,803)	(171,647)	(441,865)
(1) Amounts net of taxes.

Portfolio Banking
Risk Factor		Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar		5,144	51,444	257,220
TR and Long-term Interest Rate (TJLP)		(5,457)	(54,571)	(272,855)
Fixed Interest Rate - Real		(25,867)	(258,666)	(1,293,331)
Inflation		(1,708)	(17,085)	(85,424)
Total (1) (2)		(27,888)	(278,878)	(1,394,390)
(1) The Capital market value was calculated based on 1.5 year maturity.
(2) Amounts net of taxes.

7. Interbank Accounts

Composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Losses

a) Loan Portfolio

		Bank		Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Lending Operations	147,421,881	146,209,701	175,522,638	172,713,683
Loans and Discounted Receivables	98,440,793	96,317,939	98,432,343	96,315,393
Financing	28,535,700	29,774,300	56,644,907	56,280,828
Rural, Agricultural and Industrial Financing	4,263,801	4,401,149	4,263,801	4,401,149
Real Estate Financing	16,042,868	15,611,354	16,042,868	15,611,354
Securities Financing	138,719	104,959	138,719	104,959
Leasing Operations (1)	139,049	173,977	7,202,012	7,771,628
Advances on Foreign Exchange Contracts (Note 9)	2,042,180	2,225,486	2,042,180	2,225,486
Other Receivables (2)	12,757,258	12,524,121	14,566,575	14,351,563
Total	162,360,368	161,133,285	199,333,405	197,062,360
Current	69,830,242	72,220,194	86,356,414	89,183,403
Long-term	92,530,126	88,913,091	112,976,991	107,878,957
(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

On December 31, 2012, the Bank made a credit assignment with recourse amounting to R$688,821. The assignment results amount to R$111,539 in the Bank and R$96,326 in the Consolidated, was recorded in other operating income. Contracts and contract portions object of assignment refers to real estate financing, with maturities occur up to October, 2041. The present value of assigned operations in March 31, 2012 is R$656,222 (December 31,2011 - R$686,587).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- contracts in default for a period exceeding 90 consecutive days;

- contracts subject to renegotiation;

- contracts subject to portability in accordance with CMN Resolution 3.401/2006; and

- contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly transferred to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Overdue	10,013,792	9,596,484	10,772,673	10,211,289
Due to:
Up to 3 Months	34,620,460	31,652,406	40,957,331	37,856,055
From 3 to 12 Months	35,209,782	40,567,788	45,399,083	51,327,348
Over 12 Months	82,516,334	79,316,607	102,204,318	97,667,668
Total	162,360,368	161,133,285	199,333,405	197,062,360

c) Lease Portfolio

		Bank		Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Gross Investment in Leasing Operations	159,192	202,525	8,889,532	9,660,674
Lease Receivables	63,328	80,243	5,680,626	6,237,316
Unrealized Residual Values (1)	95,864	122,282	3,208,906	3,423,358
Unearned Income on Lease	(61,980)	(78,689)	(5,510,668)	(6,054,271)
Offsetting Residual Values	(95,864)	(122,282)	(3,208,906)	(3,423,358)
Leased Assets	593,000	634,178	18,411,307	19,200,921
Accumulated Depreciation	(506,271)	(522,549)	(11,447,326)	(11,920,711)
Excess Depreciation	439,861	460,577	8,138,035	8,690,240
Losses on Unamortized Lease	-	6	190,375	198,123
Advances for Guaranteed Residual Value	(388,889)	(399,789)	(8,278,894)	(8,599,595)
Other Assets	-	-	18,557	19,605
Total of Lease Portfolio at Present Value	139,049	173,977	7,202,012	7,771,628
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$20,143 (December 31, 2011 - R$28,548) in the Bank and R$1,687,520 (December 31, 2011 - R$1,889,046) in the Consolidated.

As of March 31, 2012 and December 31, 2011 there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Overdue	3,246	7,617	69,942	223,633
Due to:
Up to 1 Year	105,067	114,443	4,247,990	4,350,813
From 1 to 5 Years	50,871	80,436	4,563,133	5,078,584
Over 5 Years	8	29	8,467	7,644
Total	159,192	202,525	8,889,532	9,660,674

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Overdue	4,799	5,549	144,115	147,580
Due to:
Up to 1 Year	92,996	106,344	3,815,761	3,989,436
From 1 to 5 Years	41,249	62,071	3,239,050	3,631,474
Over 5 Years	5	13	3,086	3,138
Total	139,049	173,977	7,202,012	7,771,628

d) Loan Portfolio by Business Sector

		Bank		Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Private Sector	162,175,954	160,952,649	199,139,227	196,871,238
Industry	27,684,460	28,180,051	28,235,997	28,740,521
Commercial	18,748,082	18,563,539	21,609,156	21,786,771
Financial Institutions	140,704	155,595	144,645	159,858
Services and Other (1)	47,245,249	46,616,070	49,478,725	48,806,141
Individuals	64,093,677	63,036,245	95,406,922	92,976,798
Credit Cards	13,797,585	14,144,321	13,797,585	14,144,321
Mortgage Loans	9,518,285	9,331,186	9,518,285	9,331,186
Payroll Loans	12,860,982	12,248,013	12,860,982	12,248,013
Financing and Vehicles Lease	2,602,696	2,645,605	31,983,173	30,636,960
Others (2)	25,314,129	24,667,120	27,246,897	26,616,318
Agricultural	4,263,782	4,401,149	4,263,782	4,401,149
Public Sector	184,414	180,636	194,178	191,122
Federal	2,692	5,151	2,692	5,151
State	174,350	167,973	176,507	170,248
Municipal	7,372	7,512	14,979	15,723
Total	162,360,368	161,133,285	199,333,405	197,062,360
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio by Risk Level and Respective Allowance for Loan Losses

							Bank
							March 31, 2012
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	64,193,453	-	64,193,453	-	-	-
A	0.5%	68,377,416	-	68,377,416	341,887	259,811	601,698
B	1%	4,483,890	1,787,349	6,271,239	62,712	111,147	173,859
C	3%	3,854,759	3,281,081	7,135,840	214,075	68,820	282,895
D	10%	747,380	3,325,319	4,072,699	407,270	-	407,270
E	30%	294,930	1,492,699	1,787,629	536,289	-	536,289
F	50%	100,717	3,155,034	3,255,751	1,627,876	-	1,627,876
G	70%	43,332	1,193,891	1,237,223	866,056	-	866,056
H	100%	170,477	5,858,641	6,029,118	6,029,118	-	6,029,118
Total		142,266,354	20,094,014	162,360,368	10,085,283	439,778	10,525,061

							Bank
							December 31, 2011
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	64,581,385	-	64,581,385	-	-	-
A	0.5%	67,917,806	-	67,917,806	339,589	254,404	593,993
B	1%	4,632,093	1,480,012	6,112,105	61,121	107,183	168,304
C	3%	3,923,720	2,897,239	6,820,959	204,629	196,551	401,180
D	10%	937,446	2,855,641	3,793,087	379,309	-	379,309
E	30%	292,421	1,510,848	1,803,269	540,981	-	540,981
F	50%	58,995	2,379,044	2,438,039	1,219,020	-	1,219,020
G	70%	18,905	1,003,188	1,022,093	715,465	-	715,465
H	100%	194,241	6,450,301	6,644,542	6,644,542	-	6,644,542
Total		142,557,012	18,576,273	161,133,285	10,104,656	558,138	10,662,794

							Consolidated
							March 31, 2012
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	66,173,031	-	66,173,031	-	-	-
A	0.5%	97,766,035	-	97,766,035	488,830	291,185	780,015
B	1%	4,812,890	3,095,332	7,908,222	79,082	116,486	195,568
C	3%	4,360,849	4,614,140	8,974,989	269,250	69,823	339,073
D	10%	761,713	3,875,972	4,637,685	463,769	-	463,769
E	30%	298,805	1,823,227	2,122,032	636,610	-	636,610
F	50%	111,285	3,411,599	3,522,884	1,761,442	-	1,761,442
G	70%	43,848	1,377,433	1,421,281	994,896	-	994,896
H	100%	174,523	6,632,723	6,807,246	6,807,246	-	6,807,246
Total		174,502,979	24,830,426	199,333,405	11,501,125	477,494	11,978,619

							Consolidated
							December 31, 2011
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	66,539,402	-	66,539,402	-	-	-
A	0.5%	96,842,450	-	96,842,450	484,212	284,640	768,852
B	1%	5,050,223	2,668,842	7,719,065	77,191	113,008	190,199
C	3%	4,338,893	4,045,556	8,384,449	251,533	198,206	449,739
D	10%	951,052	3,308,419	4,259,471	425,947		425,947
E	30%	297,549	1,780,350	2,077,899	623,370	-	623,370
F	50%	67,941	2,611,345	2,679,286	1,339,643	-	1,339,643
G	70%	19,417	1,179,268	1,198,685	839,080	-	839,080
H	100%	199,088	7,162,565	7,361,653	7,361,653	-	7,361,653
Total		174,306,015	22,756,345	197,062,360	11,402,629	595,854	11,998,483
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Balance at Beginning of Year				10,662,794	7,640,896	11,998,483	8,724,444
Allowances Recognized				2,917,987	2,405,729	3,424,459	2,745,112
Write-offs				(3,055,720)	(1,484,337)	(3,444,323)	(1,784,348)
Other Changes				-	-	-	(206)
Balance at End of Year (1)				10,525,061	8,562,288	11,978,619	9,685,002
Current				1,479,759	1,699,356	2,009,595	2,123,299
Long-term				9,045,302	6,862,932	9,969,024	7,561,703
Recoveries Accumulated in the Period (2)				290,771	572,745	333,509	603,539
(1) Includes R$10,962 (March 31, 2011 - R$27,246) in the Bank and R$339,165 (March 31, 2011 - R$524.226) in the Consolidated related to changes in allowance for loan losses.

(2) It is recorded as financial income in the items: lending operations and leasing operations. On the quarter ended March 31, 2012, in the Bank and in the Consolidated, includes results of assigment without recourse, related to the prior operations written-off, as losses amounting to R$20,603 .

g) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	March 31, 2012		December 31, 2011
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	9,800,532	3.9%	10,068,894	4.0%
10 Biggest	26,309,941	10.4%	28,285,880	11.2%
20 Biggest	34,138,065	13.5%	37,817,838	15.0%
50 Biggest	49,098,000	19.4%	55,371,687	21.9%
100 Biggest	62,228,760	24.6%	69,464,830	27.5%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			March 31, 2012	December 31, 2011
Assets
Rights to Foreign Exchange Sold			15,368,497	16,390,313
Exchange Purchased Pending Settlement			16,371,780	18,778,367
Advances in Local Currency			(259,120)	(100,932)
Income Receivable from Advances and Importing Financing (Note 8.a)			69,036	68,963
Foreign Exchange and Term Documents in Foreign Currencies			-	9,006
Total			31,550,193	35,145,717
Current			30,907,568	34,851,804
Long-term			642,625	293,913

Liabilities
Exchange Sold Pending Settlement			15,618,386	16,993,366
Foreign Exchange Purchased			16,176,999	18,007,976
Advances on Foreign Exchange Contracts (Note 8.a)			(2,042,180)	(2,225,486)
Others			7,486	17,998
Total			29,760,691	32,793,854
Current			29,613,129	32,393,881
Long-term			147,562	399,973

Memorandum Accounts
Open Import Credits			685,979	700,160
Confirmed Export Credits			39,914	166,825

10. Trading Account

		Bank		Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Assets
Financial Assets and Pending Settlement Transactions	238,514	256,101	238,514	257,337
Debtors Pending Settlement	25,444	73,135	139,362	159,253
Stock Exchanges - Guarantee Deposits	16,989	276,919	16,989	277,272
Records and Settlement	-	-	25,150	23,931
Others	261,783	88,408	261,783	88,408
Total (Current)	542,730	694,563	681,798	806,201

Liabilities
Financial Assets and Pending Settlement Transactions	182,687	290,187	183,487	290,187
Creditors Pending Settlement	75,102	51,000	214,088	164,518
Creditors for Loan of Shares	371,033	351,296	371,033	351,296
Clearinghouse Transactions	-	-	468	550
Records and Settlement	2,072	1,787	2,647	2,322
Others	-	-	320	-
Total	630,894	694,270	772,043	808,873
Current	630,894	694,242	772,043	808,845
Long-term	-	28	-	28

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

							Bank
				December 31, 2011	Recognition	Realization	March 31, 2012
Allowance for Loan Losses				4,098,216	1,164,934	(1,003,347)	4,259,803
Reserve for Legal and Administrative Proceedings - Civil				531,309	26,835	(217)	557,927
Reserve for Tax Risks and Legal Obligations				2,613,798	231,821	(75,843)	2,769,776
Reserve for Legal and Administrative Proceedings - Labor				1,221,829	41,463	(148,013)	1,115,279
Amortized Goodwill				116,762	-	(18,822)	97,940
Adjustment to Fair Value of Trading Securities and Derivatives (1)				1,674,264	-	(121,139)	1,553,125
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)				100,788	50,061	-	150,849
Accrual for Pension Plan				314,938	12,446	-	327,384
Profit Sharing, Bonuses and Personnel Gratuities				313,422	133,749	(306,811)	140,360
Other Temporary Provisions				1,452,661	40,838	-	1,493,499
Total Tax Credits on Temporary Differences				12,437,987	1,702,147	(1,674,192)	12,465,942
Tax Loss Carryforwards				329,249	28,468	-	357,717
Social Contribution Tax - Executive Act 2.158/2001				683,581	-	-	683,581
Total Tax Credits				13,450,817	1,730,615	(1,674,192)	13,507,240
Unrecorded Tax Credits				(889,053)	-	73,473	(815,580)
Balance of Recorded Tax Credits				12,561,764	1,730,615	(1,600,719)	12,691,660
Current				5,980,796			6,008,021
Long-term				6,580,968			6,683,639

							Consolidated
				December 31, 2011	Recognition	Realization	March 31, 2012
Allowance for Loan Losses				4,910,458	1,350,182	(1,134,674)	5,125,966
Reserve for Legal and Administrative Proceedings - Civil				572,192	31,818	(963)	603,047
Reserve for Tax Risks and Legal Obligations				3,078,496	271,804	(81,447)	3,268,853
Reserve for Legal and Administrative Proceedings - Labor				1,250,403	43,228	(150,801)	1,142,830
Amortized Goodwill				124,705	-	(18,822)	105,883
Adjustment to Fair Value of Trading Securities and Derivatives (1)				1,674,588	1,106	(121,196)	1,554,498
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)				100,918	50,061	(130)	150,849
Accrual for Pension Plan				314,938	12,446	-	327,384
Profit Sharing, Bonuses and Personnel Gratuities				333,032	145,438	(331,132)	147,338
Other Temporary Provisions				1,544,846	46,356	(8,163)	1,583,039
Total Tax Credits on Temporary Differences				13,904,576	1,952,439	(1,847,328)	14,009,687
Tax Loss Carryforwards				1,523,618	56,588	(94,455)	1,485,751
Social Contribution Tax - Executive Act 2.158/2001				697,727	-	-	697,727
Total Tax Credits				16,125,921	2,009,027	(1,941,783)	16,193,165
Unrecorded Tax Credits				(995,838)	-	73,455	(922,383)
Balance of Recorded Tax Credits				15,130,083	2,009,027	(1,868,328)	15,270,782
Current				7,086,783			7,118,581
Long-term				8,043,300			8,152,201
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Recorded Tax Credits

							Bank
							March 31, 2012
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2012	3,306,904	1,790,708	62,688	-	-	5,160,300	5,160,300
2013	1,779,538	1,060,456	83,585	323,003	144,299	3,390,881	3,390,881
2014	1,155,753	697,579	23,253	-	91,849	1,968,434	1,968,434
2015	411,534	248,501	3,142	-	34,855	698,032	698,032
2016	122,737	79,339	3,142	-	212,774	417,992	417,992
2017 to 2019	298,998	166,222	785	-	199,804	665,809	665,809
2020 to 2021	196,517	109,125	-	-	-	305,642	305,642
2022 to 2024	404,226	211,050	-	34,714	-	649,990	84,570
2025 to 2026	103,300	60,012	-	-	-	163,312	-
After 2026	54,280	32,568	-	-	-	86,848	-
Total	7,833,787	4,455,560	176,595	357,717	683,581	13,507,240	12,691,660

							Consolidated
							March 31, 2012
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2012	3,717,734	2,004,447	62,742	308,920	14,146	6,107,989	6,107,771
2013	2,009,683	1,202,867	83,656	603,173	144,299	4,043,678	4,043,240
2014	1,362,820	828,026	23,271	177,716	91,849	2,483,682	2,482,305
2015	468,068	283,326	3,142	85,470	34,855	874,861	874,464
2016	177,506	109,711	3,142	90,574	212,774	593,707	593,707
2017 to 2019	308,640	171,265	785	56,869	199,804	737,363	737,362
2020 to 2021	208,412	114,375	-	21,859	-	344,646	344,646
2022 to 2024	404,622	211,287	-	141,170	-	757,079	87,287
2025 to 2026	103,300	60,012	-	-	-	163,312	-
After 2026	54,280	32,568	-	-	-	86,848	-
Total	8,815,065	5,017,884	176,738	1,485,751	697,727	16,193,165	15,270,782

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$11,612,504 (December 31, 2011 - R$11,511,849) Bank and R$13,950,607 (December 31, 2011 - R$13,819,160) Consolidated and the present value of recorded tax credits is R$11,273,020 (December 31, 2011 - R$11,133,475) Bank and R$13,562,138 (December 31, 2011 - R$13,395,205) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Notes and Credits Receivable (Note 8.a)
Credit Cards	9,379,900	10,150,781	9,379,900	10,150,781
Receivables	3,055,252	2,090,820	4,858,233	3,911,299
Rural Product Notes	177,320	137,266	177,320	137,266
Escrow Deposits for
Tax Claims	3,155,918	3,052,996	4,267,665	4,067,532
Labor Claims	1,976,190	1,957,752	2,033,343	2,011,308
Others	593,103	590,224	723,793	720,998
Contract Guarantees - Former Controlling Stockholders (Note 21.h)	852,749	840,772	1,019,237	992,687
Recoverable Taxes	2,128,424	1,438,191	2,910,467	2,064,446
Reimbursable Payments	214,814	215,237	143,792	144,560
Salary Advances/Others	451,212	402,682	458,833	410,301
Debtors for Purchase of Assets (Note 8.a)	67,466	74,468	73,802	81,431
Receivable from Affiliates (Note 24.g)	496,304	435,710	479,846	356,187
Others	2,724,221	2,472,179	2,906,579	2,605,215
Total	25,272,873	23,859,078	29,432,810	27,654,011
Current	16,535,509	13,865,062	18,425,686	15,491,730
Long-term	8,737,364	9,994,016	11,007,124	12,162,281

13. Dependence Information and Foreign Subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander EFC), with direct participation of 100%, in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad.

The establishment of foreing subsidiary was approved by Bacen on September 26, 2011, and by Spanish Ministerio de Economia y Hacienda on February, 6, 2012 and by Banco de Espanã on March, 28, 2012. The remittance of resources to pay up the share capital of the subsidiary, was carried out on March 5, 2012, totaling €748 million.

		Grand Cayman Branch (1)		Santander EFC
		March 31, 2012	December 31, 2011	March 31, 2012
Assets		46,186,367	46,442,545	1,816,819
Current and Long-term Assets		46,186,335	46,442,510	1,816,819
Cash		206,821	215,913	1,816,819
Interbank Investments		2,820,734	3,293,618	-
Securities and Derivatives Financial Instruments		20,377,490	18,222,565	-
Lending Operations (2)		19,781,709	21,062,945	-
Foreign Exchange Portfolio		2,418,023	3,010,026	-
Other Assets		581,558	637,443	-
Permanent Assets		32	35	-
Liabilities		46,186,367	46,442,545	1,816,819
Current and Long-term Liabilities		28,306,481	28,361,201	-
Deposits and Money Market Funding		4,835,042	4,153,380	-
Funds from Acceptance and Issuance of Securities		9,243,112	8,169,049	-
Borrowings (3)		10,111,382	10,893,792	-
Foreign Exchange Portfolio		2,359,546	3,112,695	-
Other Payables		1,757,399	2,032,285	-
Deferred Income		11,415	15,213	-
Stockholders' Equity		17,868,471	18,066,131	1,816,819
Net Income		327,111	1,201,241	-
(1) The summarized financial position of dependence on foreign branch (Grand Cayman), converted at the exchange rate prevailing at balance sheet date and included in the financial statements.
(2) Refers mainly to export financing operations.
(3) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

14. Investments in Affiliates and Subsidiaries

							March 31, 2012
				Number of Shares or Quotas Owned
				Directly or Indirectly (in Thousands)
				Common Shares	Shares	Direct	Direct and Indirect
Investments		Activity		and Quotas	Preferred	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)		Leasing		11,043,796	-	78.57%	99.99%
Companhia de Arrendamento Mercantil RCI Brasil (RCI Leasing)		Leasing		65	32	39.88%	39.88%
Santander Brasil Asset Management Distribuidora de Títulos e
Valores Mobiliários S.A. (Santander Brasil Asset)		Asset Manager		12,493,834	-	99.99%	100.00%
Santander Administradora de Consórcios Ltda. (Santander Consórcios)		Buying Club		3,000	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (SB Consórcio)		Buying Club		92,925	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)		Bank		2,183,667,026	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)		Financial		287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI
Brasil (RCI Brasil)		Financial		1	1	39.64%	39.64%
Santander Microcrédito Assessoria Financeira S.A. (Microcrédito)		Microcredit		43,129,918	-	100.00%	100.00%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM) (3)		Dealer		67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.
(Santander CCVM)		Broker		10,209,903	10,209,903	99.99%	100.00%
Santander Brasil Advisory Services S.A. (SB Advisory) (2)		Other Activities		1,323	-	96.52%	96.52%
Santander Participações S.A. (Santander Participações) (2) (3)		Holding		629	-	100.00%	100.00%
Webmotors S.A.		Other Activities		348,253,362	17,929,313	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento
S.A. (Santander Getnet) (8)		Other Activities		8,000	-	50.00%	50.00%
Sancap Investimentos e Participações S.A. (Sancap) (3) (6)		Holding		11,251,175	-	100.00%	100.00%
MS Participações Societárias S.A. (MS Participações) (7)		Holding		12,000	-	78.35%	78.35%
Mantiq Investimentos Ltda. (Mantiq) (10)		Other Activities		4,800	-	100.00%	100.00%
Santos Energia Participações S.A. (Santos Energia) (10)		Holding		37,406	-	100.00%	100.00%
Santander Brasil, Establecimiento Financiero de Credito S.A. (11)		Financial		74,797	-	100.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização) (6)		Capitalization		64,615	-	-	100.00%
Controlled by Santander Participações
Santander S.A. Serviços Técnicos, Administrativos
e de Corretagem de Seguros (Santander Serviços)		Insurance Broker		110,769,432	-	-	99.99%
Jointly Controlled Companies
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (9)		Securitization		9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)		Other Activities		950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (9)		Other Activities		3,859	1,217	11.11%	11.11%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding)		Other Activities		1,679	-	21.75%	21.75%

	Adjusted		Adjusted Net				Results on Investments in
	Stockholders' Equity		Income (Loss)		Investments Value	Affiliates and Subsidiaries
	March 31, 2012	March 31, 2012		March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2011
Controlled by Banco Santander
Santander Seguros S.A. (Santander Seguros) (4) (5)	-	-		-	-	-	59,099
Santander Leasing (5)	10,176,198	176,902		7,995,849	7,856,850	138,999	166,235
RCI Leasing	567,951	21,895		226,509	228,253	8,732	5,604
Santander Brasil Asset (5)	200,214	15,084		200,214	187,770	12,444	14,533
Santander Consórcios	4,285	54		4,285	4,231	54	(5)
SB Consórcio (5)	156,640	8,925		156,640	147,715	8,925	8,877
Banco Bandepe (5)	3,040,746	66,860		3,040,746	4,408,918	31,860	47,230
Aymoré CFI (5)	1,227,890	6,375		1,227,890	1,221,515	6,375	60,870
RCI Brasil (7) (12)	332,713	21,277		131,884	123,450	8,434	4,772
Microcrédito	19,356	1,800		19,356	17,556	1,800	859
CRV DTVM (3) (5)	23,146	1,067		23,146	22,394	752	1,101
Santander CCVM (5)	274,252	24,746		274,252	253,076	21,176	10,788
SB Advisory (2)	17,325	665		16,723	39,262	623	1,056
Santander Participações (2) (3) (5)	1,343,226	74,496		1,343,226	268,730	74,496	9,541
Webmotors S.A. (5)	64,442	3,928		64,442	60,514	3,928	2,999
Santander Getnet (10)	35,649	9,527		17,825	13,061	4,764	2,419
Sancap (3) (6)	268,591	42,113		268,591	241,716	42,113	-
MS Participações (7)	11,901	(1,296)		9,325	12,311	(2,986)	(16)
Mantiq (10)	5,506	706		5,506	50	706	-
Santos Energia (10)	2,329	(160)		2,329	1,310	(480)	-
Santander Brasil Estabelecimento Financeiro (11)	1,816,819	-		1,816,840	-	-	-
Controlled by Sancap
Santander Capitalização (6)	268,051	42,113		-	-	-	-
Controlled by Santander Participações
Santander Serviços	170,403	3,527		-	-	-	-
Jointly Controlled Companies
Cibrasec (5) (9)	74,222	5,354		10,121	10,287	671	1,021
Norchem Participações	45,889	833		22,945	22,528	417	594
EBP (9)	12,885	6,769		1,432	679	752	(28)

	Adjusted	Adjusted Net				Results on Investments in
	Stockholders' Equity	Income (Loss)		Investments Value		Affiliates and Subsidiaries
	March 31, 2012	March 31, 2012	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2011
Affiliate
Norchem Holding	113,040	1,774	24,586	24,200	386	1,087
Total Bank	20,273,669	535,334	16,904,662	15,166,376	364,941	398,636
Affiliate
Norchem Holding	-	-	24,586	24,200	386	1,087
Total Consolidated	-	-	24,586	24,200	386	1,071
(1) Company merged into SB Advisory on Februrary 28, 2011.

(2) In Meeting held on August 26, 2011, were approved: (i) change its name Santander Advisory Services S.A. to Santander Participações SA;(ii) change the name of Santander CHP S.A. into Santander Brasil Advisory Services and (iii) amendment of its corporate purposes of both companies.

(3) In Meeting held on August 31, 2011 were approved (i) of the partial split CRV DTVM by Santander Participações, and the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the capital of Santander Securities (Brazil) Corretora de Valores Mobiliarios S.A. (Santander Securities), and (ii) the merger of Securities by Santander Participações. Both cases are in the process of approval by the Bacen. In the Meeting held on March 29, 2012, were approved the capital increase of Santander Participações amounts R$1,000,000, through the transfer of assets of Banco Santander (Brasil), amount of R$745,191 and in the form of cash, totaling R$254,809.

(4) Interest sold on October, 2011 (Note 36).
(5) The equity income does not include the interest on the outstanding equity in the period, which are presented in other operating revenues (Note 29).

(6) At the Meeting held on 29 April 2011 approved the Partial Spin-off version of Santander Seguros with spun-off part of its assets to a new company, formed in the act of partial division, under the corporate name of Sancap Investimentos e Participações SA (Sancap ) (Note 36.b).

(7) Interest acquired in February, 2011.

(8) Santander holds power in decisions related to business strategy, also the bank enables to Getnet the use of the branch network and the Bank's brand to marketing products which among other factors determines the control of the Bank under the entity.

(9) Although participation was less than 20%, the Bank assumed a significant influence on their involvement, which was proven due to the enactment of the Bank's in Board of Directors of the investee and participation in policy-making process, including participation in decisions about dividends and transactions significant between the Bank and invested.

(10) Interest acquired in December, 2011.
(11) Independent subsidiary in Spain stablish in March 2012 (Note 13).

15. Fixed Assets

						Bank
					March 31, 2012	December 31, 2011
			Cost	Depreciation	Net	Net
Real Estate			2,135,430	(440,571)	1,694,859	1,708,109
Land			707,427	-	707,427	707,991
Buildings			1,428,003	(440,571)	987,432	1,000,118
Others Fixed Assets			6,764,227	(3,544,109)	3,220,118	3,194,782
Installations, Furniture and Equipment			1,590,164	(619,308)	970,856	928,980
Data Processing Equipment			2,012,798	(1,513,898)	498,900	505,282
Leasehold Improvements			2,075,599	(937,691)	1,137,908	1,139,294
Security and Communication Equipment			452,579	(252,811)	199,768	201,885
Others			633,087	(220,401)	412,686	419,341
Total			8,899,657	(3,984,680)	4,914,977	4,902,891

						Consolidated
					March 31, 2012	December 31, 2011
			Cost	Depreciation	Net	Net
Real Estate			2,137,572	(442,097)	1,695,475	1,708,705
Land			708,580	-	708,580	709,143
Buildings			1,428,992	(442,097)	986,895	999,562
Others Fixed Assets			6,835,731	(3,579,925)	3,255,806	3,226,170
Installations, Furniture and Equipment			1,599,120	(624,037)	975,083	933,201
Data Processing Equipment			2,020,861	(1,520,472)	500,389	506,506
Leasehold Improvements			2,120,105	(956,261)	1,163,844	1,164,810
Security and Communication Equipment			456,737	(256,657)	200,080	202,215
Others			638,908	(222,498)	416,410	419,438
Total			8,973,303	(4,022,022)	4,951,281	4,934,875

16. Intangibles

						Bank
					March 31, 2012	December 31, 2011
			Cost	Amortization	Net	Net
Goodwill on Acquired Companies			26,874,101	(11,342,093)	15,532,008	16,441,254
Other Intangible Assets			6,214,304	(2,763,012)	3,451,292	3,420,251
Acquisition and Development of Software			3,141,714	(1,083,864)	2,057,850	2,038,763
Exclusivity Contracts for Provision of Banking Services			2,914,597	(1,670,304)	1,244,293	1,302,155
Others			157,993	(8,844)	149,149	79,333
Total			33,088,405	(14,105,105)	18,983,300	19,861,505

						Consolidated
					March 31, 2012	December 31, 2011
			Cost	Amortization	Net	Net
Goodwill on Acquired Companies			27,037,015	(11,371,886)	15,665,129	16,574,375
Other Intangible Assets			6,304,950	(2,789,376)	3,515,574	3,476,211
Acquisition and Development of Software			3,230,188	(1,108,791)	2,121,397	2,093,855
Exclusivity Contracts for Provision of Banking Services			2,914,597	(1,670,304)	1,244,293	1,302,155
Others			160,165	(10,281)	149,884	80,201
Total			33,341,965	(14,161,262)	19,180,703	20,050,586

Recorded goodwill is subject to impairment testing at least once a year or more frequently when there is indication that an asset is impaired, and was allocated according to the operating segments.

The base used for the impairment test is the value in use. For this purpose Management estimates cash flows, which is subject to several factors, including: (i) macroeconomic projections of interest rates, inflation, exchange rate and other; (ii) behavior of the growth estimates for the brazilian financial system; (iii) increase in cost, returns, synergies, and investment plans; (iv) customer behavior; and (v) growth rate and adjustments applied to cash flows in perpetuity. The adoption of these estimates involves the possibility that future events cause actual results to be different from the projections.

Based on the assumptions described above the tests carried out did not identify any impairment to goodwill in 2012 and 2011.

17. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					March 31, 2012	December 31, 2011
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	11,993,069	-	-	-	11,993,069	13,684,773
Savings Deposits	23,922,380	-	-	-	23,922,380	23,293,434
Interbank Deposits	-	3,215,500	42,479,577	8,520,417	54,215,494	50,396,953
Time Deposits	152,966	18,406,102	16,313,585	49,342,713	84,215,366	82,002,743
Total	36,068,415	21,621,602	58,793,162	57,863,130	174,346,309	169,377,903
Current					116,483,179	113,464,541
Long-term					57,863,130	55,913,362

						Consolidated
					March 31, 2012	December 31, 2011
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	11,817,451	-	-	-	11,817,451	13,536,806
Savings Deposits	23,922,380	-	-	-	23,922,380	23,293,434
Interbank Deposits	-	564,787	1,420,257	968,300	2,953,344	2,870,118
Time Deposits	152,966	18,404,870	16,313,585	49,342,285	84,213,706	82,097,239
Total	35,892,797	18,969,657	17,733,842	50,310,585	122,906,881	121,797,597
Current					72,596,296	72,738,135
Long-term					50,310,585	49,059,462

b) Money Market Funding

						Bank
					March 31, 2012	December 31, 2011
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		21,318,452	5,273,664	26,526,368	53,118,484	64,559,541
Government Securities		17,806,469	17,045	-	17,823,514	33,634,347
Others		3,511,983	5,256,619	26,526,368	35,294,970	30,925,194
Third Parties		10,052,073	-	-	10,052,073	8,424,898
Linked to Trading Portfolio Operations		3,824,451	3,041,030	-	6,865,481	7,911,677
Total		35,194,976	8,314,694	26,526,368	70,036,038	80,896,116
Current					43,509,670	59,231,381
Long-term					26,526,368	21,664,735

						Consolidated
					March 31, 2012	December 31, 2011
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		20,115,353	4,939,004	26,167,838	51,222,195	62,756,346
Government Securities		16,603,916	17,045	-	16,620,961	32,302,848
Debt Securities in Issue		3,511,320	4,921,959	26,167,838	34,601,117	30,453,313
Others		117	-	-	117	185
Third Parties		8,460,310	-	-	8,460,310	7,367,550
Linked to Trading Portfolio Operations		3,824,451	3,041,030	-	6,865,481	7,911,677
Total		32,400,114	7,980,034	26,167,838	66,547,986	78,035,573
Current					40,380,148	56,451,019
Long-term					26,167,838	21,584,554

c) Funds from Acceptance and Issuance of Securities

						Bank
					March 31, 2012	December 31, 2011
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		3,622,030	18,958,289	13,393,896	35,974,215	29,817,371
Real Estate Credit Notes - LCI		2,391,078	6,612,347	404,221	9,407,646	8,550,108
Agribusiness Credit Notes - LCA		608,434	769,598	211,072	1,589,104	1,341,232
Treasury Bills (1)		622,518	11,576,344	12,778,603	24,977,465	19,926,031
Securities Issued Abroad		138,880	463,695	9,202,676	9,805,251	8,696,644
Eurobonds		138,880	292,756	7,344,147	7,775,783	6,544,102
Securitization Notes - MT100 (2)		-	170,939	1,858,529	2,029,468	2,152,542
Total		3,760,910	19,421,984	22,596,572	45,779,466	38,514,015
Current					23,182,894	17,426,772
Long-term					22,596,572	21,087,243

						Consolidated
					March 31, 2012	December 31, 2011
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Exchange Acceptances		33,501	106,874	522,810	663,185	705,785
Debentures Resources (3)		-	129,968	-	129,968	80,744
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		3,622,030	18,962,017	14,223,292	36,807,339	30,449,792
Real Estate Credit Notes - LCI		2,391,078	6,616,075	405,855	9,413,008	8,556,382
Agribusiness Credit Notes - LCA		608,434	769,598	211,072	1,589,104	1,341,232
Treasury Bills (1)		622,518	11,576,344	13,606,365	25,805,227	20,552,178
Securities Issued Abroad		138,880	463,695	9,202,676	9,805,251	8,696,644
Eurobonds		138,880	292,756	7,344,147	7,775,783	6,544,102
Securitization Notes - MT100 (2)		-	170,939	1,858,529	2,029,468	2,152,542
Total		3,794,411	19,662,554	23,948,778	47,405,743	39,932,965
Current					23,456,965	17,742,997
Long-term					23,948,778	22,189,968

(1)The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount.On March 31, 2012, have a maturity between 2012 to 2017.

(2) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.
(3) Debentures issued with remuneration indexed CDI + 1.77%p.a. interest rate and maturity November 21, 2012.

						Bank/Consolidated
					March 31, 2012	December 31, 2011
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	March-11	March-14	US$	Libor + 2,1%	2,188,396	2,252,536
Eurobonds	April and November-10	April-15	US$	4.5%	1,563,619	1,617,341
Eurobonds	January and June -11	January-16	US$	4.3%	1,533,137	1,608,424
Eurobonds	February-12	February-17	US$	Zero Cupom	1,452,954	-
Eurobonds	November-05	November-13	R$	17.1%	347,076	333,182
Eurobonds	June-11	December-14	CHF	3.1%	305,983	300,803
Eurobonds	March-05	March-13	R$	17.0%	162,355	169,223
Eurobonds	December-11	January-12	US$	Zero Cupom	-	73,017
Eurobonds (1)	June-07	May-17	R$	FDIC	27,261	28,196
Other					195,002	161,380
Total					7,775,783	6,544,102
(1) Indexed to Credit Event Notes.

						Bank/Consolidated
					March 31, 2012	December 31, 2011
Securitization Notes - MT100	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
2008-1 Series (1)	May-08	March-15	US$	6.2%	220,669	265,203
2008-2 Series (1) (2)	August-08	September-17	US$	Libor (6 months) +0,8%	729,178	753,126
2009-1 Series (1)	August-09	September-14	US$	Libor (6 months) + 2,1%	76,569	94,494
2009-2 Series (1) (5)	August-09	September-19	US$	6.3%	91,279	95,434
2010-1 Series (1) (6)	December-10	March-16	US$	Libor (6 months) + 1,5%	455,835	471,594
2011-1 Series (1) (7)	May-11	March-18	US$	4.2%	182,444	189,790
2011-2 Series (1) (8)	May-11	March-16	US$	Libor (6 months) + 1,4%	273,494	282,901
Total					2,029,468	2,152,542

(1) Charges payable semiannually.

(2) Principal is payable in 6 semiannual installments from March 2015 (the period of this serie was extended by three years in August 2011).

(3) Notional will be paid in 14 semiannual installments from March 2013.

(4)Notional will be paid in 7 semiannual installments from March 2013.

(5)Notional will be paid in 9 semiannual installments from March 2014.

(6)Notional will be paid in 5 semiannual installments from March 2014.

d) Money Market Funding Expenses

			Bank		Consolidated
		March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Time Deposits		1,744,781	1,631,506	1,748,027	1,634,203
Savings Deposits		388,523	484,035	388,523	484,035
Interbank Deposits		1,264,956	949,370	81,935	56,365
Money Market Funding		2,142,731	1,788,616	2,087,974	1,721,738
Updat and Interest from Insurance, Pension Plan and Capitalization Provisions		-	-	25,676	410,606
Others (1)		1,204,634	843,521	1,267,135	876,836
Total		6,745,625	5,697,048	5,599,270	5,183,783
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and On Lendings

					Bank/Consolidated
				March 31, 2012	December 31, 2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Foreign Borrowings	5,576,111	6,287,957	1,244,121	13,108,189	14,821,684
Import and Export Financing Lines	4,685,820	5,822,462	1,149,198	11,657,480	13,648,985
Other Credit Lines	890,291	465,495	94,923	1,450,709	1,172,699
Domestic Onlendings	1,022,071	2,820,992	6,220,247	10,063,310	10,221,614
Foreign Onlendings	11,364	381,944	105,933	499,241	1,076,625
Total	6,609,546	9,490,893	7,570,301	23,670,740	26,119,923
Current				16,100,439	18,265,603
Long-term				7,570,301	7,854,320

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2016 and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.3% p.a. to 13.6% p.a. (December 31, 2011 - 0.3% p.a. to 14.9% p.a).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.5% p.a. to 2.1% p.a. (December 31, 2011 - 1.3% p.a. to 2.1% p.a.) plus exchange rate change falling due through January up to 2014 (December 31, 2011 - through 2014).

18. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Provision for Tax Risks and Legal Obligations (Note 21.b)		8,336,094	7,766,647	10,434,348	9,742,170
Reserve for Tax Contingencies - Responsibility of Former Controlling Stockholders (Note 21.h)		829,790	817,570	996,278	969,485
Deferred Tax Liabilities		1,565,451	1,403,690	3,504,045	3,472,439
Accrued Taxes on Income		168,451	-	499,064	2
Taxes Payable		356,971	328,955	404,730	568,211
Total		11,256,757	10,316,862	15,838,465	14,752,307
Current		8,045,966	7,306,192	10,203,850	9,387,397
Long-term		3,210,791	3,010,670	5,634,615	5,364,910

Nature and Origin of Deferred Tax Liabilities

					Bank
		December 31, 2011	Recognition	Realization	March 31, 2012
Adjustment to Fair Value of Trading Securities and Derivatives (1)		630,792	61,528	-	692,320
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		646,056	114,937	-	760,993
Excess Depreciation of Leased Assets		115,144	-	(5,179)	109,965
Others		11,698	-	(9,525)	2,173
Total		1,403,690	176,465	(14,704)	1,565,451

					Consolidated
		December 31, 2011	Recognition	Realization	March 31, 2012
Adjustment to Fair Value of Trading Securities and Derivatives (1)		631,132	61,592	(294)	692,430
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		657,036	117,923	(37)	774,922
Excess Depreciation of Leased Assets		2,172,560	33,921	(171,972)	2,034,509
Others		11,711	-	(9,527)	2,184
Total		3,472,439	213,436	(181,830)	3,504,045
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

19. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II Regulatory Minimum Capital for calculating operating limits.

						Bank/Consolidated
					March 31, 2012	December 31, 2011
	Issuance	Maturity (1)	Amount	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1,500 million	105.0% CDI	2,873,447	2,801,102
Subordinated Deposit Certificates	October-06	September-16	R$850 million	104.5% CDI	1,554,984	1,516,018
Subordinated Deposit Certificates	July-07	July-14	R$885 million	104.5% CDI	1,464,685	1,427,982
Subordinated Deposit Certificates	April-08	April-13	R$600 million	100.0% CDI + 1.3%	946,442	920,870
Subordinated Deposit Certificates	April-08	April-13	R$555 million	100.0% CDI + 1.0%	871,910	848,876
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI	844,109	822,956
Subordinated Deposit Certificates	January-07	January-13	R$300 million	104.0% CDI	529,422	516,217
Subordinated Deposit Certificates	August-07	August-13	R$300 million	100.0% CDI + 0.4%	494,405	482,026
Subordinated Deposit Certificates	January-07	January-14	R$250 million	104.5% CDI	442,277	431,194
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$283 million	CDI (2)	434,038	422,628
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$268 million	IPCA (3)	447,223	431,919
Subordinated Deposit Certificates	November-08	November-14	R$100 million	120.5% CDI	150,524	146,183
Subordinated Deposit Certificates	February-08	February-13	R$85 million	IPCA +7.9%	145,198	140,373
Total					11,198,664	10,908,344
Current					674,619	-
Long Term					10,524,045	10,908,344
(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 109% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.7% p.a.

20. Other Payables - Other

				Bank		Consolidated
			March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Technical Reserve for Insurance, Pension Plan and Capitalization Transactions (Note 36)			-	-	1,684,457	1,720,970
Credit Cards			9,700,922	11,004,024	9,700,922	11,004,024
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 21.b)			4,430,769	4,627,112	4,617,358	4,806,194
Employee Benefit Plans (Note 33)			1,304,311	1,246,040	1,304,311	1,246,040
Payables for Acquisition of Assets and Rights (1)			310,872	336,068	310,872	336,068
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 21.h)			22,959	23,202	22,959	23,202
Accrued Liabilities
Personnel Expenses			922,326	1,173,165	966,826	1,241,447
Administrative Expenses			106,256	141,782	146,038	195,648
Others Payments			162,782	164,338	203,660	196,952
Creditors for Unreleased Funds			610,519	629,516	610,519	629,516
Provision of Payment Services			114,689	153,296	114,689	153,296
Agreements with Official Institutions			92,276	85,447	92,276	85,447
Suppliers			288,421	234,515	322,911	266,092
Others			1,627,404	1,628,088	1,963,917	1,955,321
Total			19,694,506	21,446,593	22,061,715	23,860,217
Current			15,541,640	16,716,082	17,686,791	18,922,345
Long-term			4,152,866	4,730,511	4,374,924	4,937,872
(1) Refers basically to export note loan operations in the amount of R$249,628 (December 31, 2011 - R$275,743).

21. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on March 31, 2012 and December 31,2011 no contingent assets were accounted.

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Reserve for Tax Contingencies and Legal Obligations (Note 18)			8,336,094	7,766,647	10,434,348	9,742,170
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 20)			4,430,769	4,627,112	4,617,358	4,806,194
Labor			2,998,403	3,261,334	3,071,680	3,337,704
Civil			1,432,366	1,365,778	1,545,678	1,468,490
Total			12,766,863	12,393,759	15,051,706	14,548,364

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			March 31, 2012			March 31, 2011
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the year	7,766,647	3,261,334	1,365,778	6,523,044	2,709,904	1,482,239
Recognition Net of Reversal (1)	434,425	178,031	114,888	321,575	304,554	26,838
Inflation Adjustment	159,433	64,287	28,887	133,557	64,951	35,909
Write-offs Due to Payment (2)	(9,315)	(505,249)	(77,187)	(322)	(240,027)	(65,213)
Others	(15,096)	-	-	-	-	-
Balance at End of the year	8,336,094	2,998,403	1,432,366	6,977,854	2,839,382	1,479,773
Escrow Deposits - Other Receivables	837,720	807,421	130,045	912,324	825,522	145,898
Escrow Deposits - Securities	24,097	59,475	5,095	23,972	40,947	20,273
Total Escrow Deposits (3)	861,817	866,896	135,140	936,296	866,469	166,171

						Consolidated
			March 31, 2012			March 31, 2011
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the year	9,742,170	3,337,704	1,468,490	8,302,715	2,808,836	1,571,006
Recognition Net of Reversal (1)	517,119	202,353	141,423	398,158	314,451	42,622
Inflation Adjustment	199,556	66,431	32,006	167,292	67,820	38,603
Write-offs Due to Payment (2)	(9,401)	(534,808)	(96,241)	(452)	(250,233)	(77,519)
Others	(15,096)	-	-	-	-	-
Balance at End of the year	10,434,348	3,071,680	1,545,678	8,867,713	2,940,874	1,574,712
Escrow Deposits - Other Receivables	1,638,904	832,358	157,873	1,587,658	848,699	165,971
Escrow Deposits - Securities	30,488	59,475	5,095	33,801	40,947	20,275
Total Escrow Deposits (3)	1,669,392	891,833	162,968	1,621,459	889,646	186,246

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded under tax expenses and other operating income and social contribution.

(2) In 2012, includes payments for labor, regarding the Bank's initiative to accelerate the agreements in order to reduce the volume of open cases. Parallel to this, Banco Santander has acted strongly in the prevention of labor disputes, with improvements in controls journey governance in outsourcing, among other measures.

(3) Do not include escrow deposits for possible and/or remote contingencies and appeal deposits.

d) Legal Obligations - Tax and Social Security

The main judicial and administrative proceedings involving tax and social security obligations are:

PIS and Cofins - R$6,657,850 Bank and R$7,386,144 Consolidated (December 31, 2011 - R$6,168,062 Bank and R$6,844,194 Consolidated): Banco Santander and others companies of the Consolidated filed lawsuits seeking to invalidate the provisions of Law No. 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

CSLL - Equal Tax Treatment - R$3,463 Bank and R$50,322 Consolidated (December 31, 2011 - R$3,440 Bank and R$49,314 Consolidated): Banco Santander and others companies of the Consolidated filed a lawsuit challenging the application of an increased Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido) or “CSLL” rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Increase in CSLL Tax Rate - R$457,929 Bank and R$1,103,932 Consolidated (December 31, 2011 - R$419,548 in the Bank and R$1,016,962 in the Consolidated): Banco Santander and other companies of the Consolidated filed for an injunction to avoid the increase in the CSLL tax rate established by Provisional Measure 413/2008, converted into Law 11.727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

e) Provisions for Tax Risks and Social Security

Refer to judicial and administrative proceedings related to taxes and social security, based on the legal counsel’s opinion, as probable loss for which provisions were recorded.

The matters in dispute refer to the following:

Service Tax (ISS) - Financial Institutions - R$332,056 Bank and R$587,145 Consolidated (December 31, 2011 - R$312,604 Bank and R$542,443 Consolidated): Banco Santander and other companies of the Consolidated argue, in administrative and judicial proceedings, some municipalities collection of Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services.

Social Security Contribution (INSS) - R$286,464 Bank and R$303,066 Consolidated (December 31, 2011 - R$271,569 Bank and R$288,137 Consolidated): Banco Santander and other companies of the Consolidated rare involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions as we believe that these benefits do not constitute salary.

f) Provisions for Legal and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by legal counsel.

g) Provisions for Judicial and Administrative Proceedings - Civil Contingencies

They are legal preceedings related to civil actions being:

Lawsuits for Indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual in ordinary course of Bank's activities, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. Banco Santander is also party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) position's by the moment is against the banks. The Supreme Court is still analyzing the subject and has already ordered the suspension of all cases except those which have not yet been judged or those which are in an execution stage. The Supreme Court has decided favorably to the banks in similar cases involving CDBs (Bank Deposit Certificates) and the revision of agreements (Tablita). However it has not definitively decided about the constitutionality of the rules involving Economic Plans. On April 14, 2010, the STJ decided that the period of prescription for class actions regarding Economic plans in five years from each Economic plans dates.With this decision, most actions, such as were proposed after a period of 5 years will probably be dismissed, reducing the involved values. Still, in October 2011 the Supreme Court decided that the deadline for individual savers qualify in civil class actions, it is also five years, counted from the res judicata of the respective sentence.Banco Santander believes that its defense's arguments can be well succeed.

h) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts R$829,790, R$13,742 and R$9,217 (December 31, 2011 - R$817,570, R$14,150 and R$9,052) in the Bank and R$996,278, R$13,742 and R$9,217 (December 31, 2011 - R$969,48, R$14,150 and R$9,052) in the Consolidated ,respectively, recorded in other liabilities - tax and social security contributions (Note 18) and other liabilities - others (Note 20) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

i) Contingent Liabilities Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for. The main lawsuits are:

CPMF Tax on Banking Transactions on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment againstformer Banco Santander Brasil S.A. The tax assessments refer to the collection of a Provisional Contribution on Financial Transactions (“Contribuição Provisória sobre Movimentação Financeira”) or “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. We believe that the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – “CARF”), while Banco Santander Brasil S.A. was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before “CARF”. As of March 31, 2012 amounts related to these claims are approximately R$571 million.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees -The Federal Revenue Service issued infraction notices against Banco Santander Brasil with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of Group Bozano Simonsen’s (one of our former bank entities) as reimbursement obligations for payments made by us and our controlled entities as a result of liabilities arising from the activities of Group Bozano Simonsen carried out when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, a public hearing was held before CARF and a unanimous 187 decision was handed down to cancel the tax assessments corresponding to the 2002 tax year. In February 2012 this decision was declared non-appealable, so there is no potential tax liability related to this claim for the 2002 tax year. Proceedings related to tax years 2003 to 2006 are ongoing. As of March 31, 2012 amounts related to this infraction are approximately R$655 million.

Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$433 million.

Credit Losses - administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$340 million.

CSLL - Equal Tax Treatment - Constitutional Amendment 10 from 1996 - lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. The adjusted amount involved is approximately R$109 million.

CSLL - Favorable and Unappealable Decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The Bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7.689/1988 and Law 7.787/1989 in the period required by Federal Revenue Service. The updated amount involved is approximately R$162 million.

INSS on Profits or Results (PLR) - refers to judicial and administrative proceedings arising from tax assessments, which aim to collect social security contributions on payments made by the Bank and the consolidated companies, as a PLR. The Tax Authorities have concluded that the requirements were not met the law. Against these charges were brought the applicable appeals, because the Management believes that all procedures have been adopted under the law to characterize the nature of payment of PLR. The amount involved is approximately R$275 million.

IRPJ and CSLL - Capital Gain - The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. Banco Santander is responsible for any adverse outcome in this process as a former controller of Santander Insurance. As of March 31, 2012 the amount related to this proceeding is approximately R$215 million.

Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed in the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

22. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			March 31, 2012			December 31, 2011
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	16,931,854	16,797,976	33,729,830	16,000,704	16,052,894	32,053,598
Foreign Residents	195,909,878	169,404,409	365,314,287	196,841,028	170,149,491	366,990,519
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treausry Shares	(499,054)	(453,685)	(952,739)	(391,254)	(355,685)	(746,939)
Total Outstanding	212,342,678	185,748,700	398,091,378	212,450,478	185,846,700	398,297,178

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends have been and continue to be calculated and paid in accordance with the Corporations Act.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

						March 31, 2012
			In Thousands of	Brazilian Real per Thousand Shares/Units
			Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (2)			400,000	0.9600	1.0560	105.6001
Total Accumulated as of March 31, 2012			400,000
(1) Established by the Board of Directors in march 2012, common shares - R$0.8160, preferred shares - R$0.8976 and Units - R$89.7600, net of taxes.

(2) The amount of interim dividends and interest on capital will be allocated entirely to the mandatory distribution of income for the year 2012 and will be paid on a date to be informed, without any compensation to monetary.

						March 31, 2011
			In Thousands of	Brazilian Real per Thousand Shares/Units
			Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (2)			600,000	1.4366	1.5802	158.0216
Total Accumulated as of March 31, 2011			600,000
(1) Established by the Board of Directors in March 2011, common shares - R$1.2211 and preferred shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2)The amount of interim dividens and interest on capital will be recorded fully on mandotory dividends for the year 2011 and were be paid on August 29, 2011.

c) Dividend Equalization Reserve

Limited to 50% of the capital, intended to assure funds for the payment of dividends, including in the form of interest on capital, or its prepayments, in order to maintain the flow of payments to stockholders.

d) Treasury Shares

In the meeting of Board Directors on August 24, 2011, the Buyback Program was canceled and a new Buyback Units Program in force issued by the Bank was approved, for held in treasury or subsequent sale, valid up to August 24,2012.

The new Buyback Program aims to : (1) maximize value creations for shareholders through efficient management of capital structure and (2) enable the management of risk arising from the provision, by the Bank, of trainer market services (“market maker”) in Brazil for certain índex funds, where the Units are included in the índex theoretical portfólio of reference of such funds, according to the rules. Part of repurchased Units will be used by the Bank for protection ( “hedge”) against the price flutuation of securities comprising the benchmark index, and should be bought and sold in accordance with the policy of the Bank’s risk management.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch.

In 2012 was acquired 1,997,600 Units that stay in treasury. The accumulated balance of treasury shares on March 31, 2012 is 7,378,800 Units (December 31, 2011 - 5.380.800), amounting to R$115,144 thousand (December 31, 2011 - R$79.547). The minimum, weighted average and maximum cost per Unit is, respectively, R$14.10, R$15.61 and R$18.52. The Bank also acquired and held in treasury 1,732,900 ADRs, amounting to R$32,270. The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on March 31, 2012 was R$16.80 per Unit and US$9.17 per ADR.

Additionally, during the period of 3 months ended in March 31, 2012, treasury shares were traded, refer to the services of a market maker ("Market Maker") that resulted in a gain of R$7, recorded directly in stockholders'equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is decreased by unrealized results amounting of R$33,557 (December 31, 2011 - R$35,135). On the first quarter of 2012, were realized results amounting of R$860 (March 31, 2011 - R$379).

23. Operational Ratios

Financial institutions are required to maintain Regulatory Capital consistent with their risk activities, higher to the minimum of 11% of Required Capital. In July 2008 new regulatory capital measurement rules, under the Basileia II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	March 31, 2012	December 31, 2011
Tier I Regulatory Capital	65,308,530	64,759,590
Tier II Regulatory Capital	6,628,731	6,642,092
Adjusted Regulatory Capital (Tier I and II)	71,937,261	71,401,682
Required Regulatory Capital	32,992,979	31,701,580
Portion of Credit Risk (2)	29,532,131	28,761,446
Market Risk Portions (3)	1,612,766	1,219,396
Operational Risk Portion	1,848,082	1,720,738
Basel II Ratio (4)	24.0%	24.8%
(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(2) For the portfolio of individuals, the Central Bank Letter 3.515 of December 3,2010, introduced the risk weighting of 150% for lending operations over 24 months, allowing some exceptions given the type of operation, maturity and guarantees related. However, in November 11, 2011, the Central Bank annulled the Letter 3.515 and published Letter 3.563 which requires the application of the 150% funding for the financial operations of vehicles with maturing between 24 and 60 months, reduces the risk weight for credit contracted consigned up to July 2011 from 150% to 75% or 100% and raises the risk weighting of 300% of the payroll loans and personal loans with no specific purpose with a term over 60 months, contracted as of November 14, 2011.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

(4) Does not include the effect of goodwill on the merger of shares in Banco ABN AMRO Real S.A. (Banco Real) and AAB Dois Par, as required by IFRS., the Basel ratio is 19.8% (December 31, 2012 - R$19.9%).

Banco Santander, according to Bacen Circular Letter 3.477/2009, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On March 31, 2012 and December 31, 2011, Banco Santander classifies for said index.

24. Related Parties

a) Key Management Personnel Compensation

The Bank's Board of Directors Meeting held on March 23, 2012, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2012, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. Still, at the same meeting a proposal was submitted to the global compensation of the Audit Committee members for the period of 12 months from March 24, 2012, amounts R$3,960. Both proposals will be subject to determination by the General Assembly Meeting to be held on April 25, 2012.

b) Long-Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Spain Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals.

c) Short-Term Benefits

Board of Directors’, Executive Board’s and Audit Committee Compensation
	March 31, 2012	March 31, 2011
Fixed Compensation	12,009	12,288
Variable Compensation	26,340	55,427
Shares Based Payments	9,936	8,044
Others	2,771	2,606
Total (1) (2)	51,056	78,365

(1) Refers to the amount paid by Banco Santander to executive officers holding trust the positions which they hold in the Bank and other companies of the Santander Conglomerate, and in 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.

(2) The period of 3 months ended in March 31, 2012, were paid to the Directors of Santander Brasil Asset the amount of R$1,011 . On March 31, 2011 was paid to Santander Seguros and Santander Brasil Asset managers the amount R$1,764.

Additionally, in the period of 3 months ended in March 31, 2012, charges were collected on management compensation in the amount of R$11,078 (March 31, 2011 - R$6,564).

d) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

e) Lending Operations

Under current legislation, loans or advances ar not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

f) Ownership Interest

The table below shows the direct interest (common and preferred shares):

	March 31, 2012
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (GES) (1)	62,040,912	29.2%	51,780,792	27.9%	113,821,704	28.6%
Sterrebeeck B.V.(1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
Banco Santander, S.A. (1)	884,725	0.4%	804,295	0.4%	1,689,020	0.4%
Santander Insurance Holding, S.L. (SIH) (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	259,350	0.1%	237,035	0.1%	496,385	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	49,423,944	23.3%	46,434,248	25.0%	95,858,192	24.1%
Total	212,342,678	100.0%	185,748,700	100.0%	398,091,378	100.0%

	December 31, 2011
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (GES) (1)	72,876,994	34.3%	61,631,776	33.2%	134,508,770	33.8%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.7%
Banco Santander, S.A. (1)	2,090,231	1.0%	1,900,210	1.0%	3,990,441	1.0%
Santander Insurance Holding, S.L. (SIH) (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	211,427	0.1%	193,458	0.1%	404,885	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,538,079	17.7%	35,628,926	19.2%	73,167,005	18.3%
Total	212,450,478	100.0%	185,846,700	100.0%	398,297,178	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

According to Incorporate Strategic Partner in Brazil and Latin America.

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of Convertible Bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% pa in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Espanha in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . In December 31, 2011, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

Banco Santander Spain’s ADS Sales and Free Float Increase

On March 22, 2012 Banco Santander Spain informed to Bank Santander that, in fulfillment of CVM Instruction 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Santander Brasil in 5.76%, which resulted in the increase of the free-float of the Company to 24.12%. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) results from the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2011, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Banco Santander Spain in October, 2010, on maturity and as provided in such bonds. Following such transactions, Santander Spain, directly and indirectly, now holds 76.6% of the voting capital and 75.8% of the total capital of Banco Santander of shares outstanding.

g) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

				Bank
		Assets (Liabilities)		Income (Expenses)
	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2011
Cash	150,099	228,821	-	-
Banco Santander Espanha	147,837	227,724	-	-
Others	2,262	1,097	-	-
Interbank Investments	44,019,300	36,202,547	1,040,878	569,792
Aymoré CFI	41,220,357	35,385,466	1,024,056	558,469
Banco Santander Espanha (1)	2,062,627	-	1,575	1,455
Others	736,316	817,081	15,247	9,868
Securities	33,807,125	32,995,982	811,133	780,812
Santander Leasing	33,807,125	32,995,982	811,133	780,812
Derivatives Financial Instruments - Net	(349,199)	(402,010)	(58,659)	52,729
Santander Benelux, S.A., N.V. (Santander Benelux)	(191,755)	(308,821)	(4,309)	55,971
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana)	(106,906)	(94,573)	(15,512)	(1,611)
Abbey National Treasury Services Plc (Abbey National Treasury)	(34,359)	(39,102)	(10,754)	(2,546)
Banco Santander Espanha	(19,574)	36,276	(28,319)	(1,727)
Others	3,395	4,210	235	2,642
Dividends and Bonuses Receivables	16,490	82,881	41,525	-
Aymoré CFI	-	25,630	-	-
Santander Brasil Asset	-	-	2,640	-
Banco Bandepe	-	-	35,000	-
Sancap Investimentos e Participações S.A.	-	34,734	-	-
Companhia de Arrendamento Mercantil RCI Brasil	16,490	6,017	-	-
Others	-	16,500	3,885	-
Trading Account	272,271	359,726	58	1,328
Santander Benelux	216,046	262,818	58	107
Abbey National Treasury	9,438	1,369	-	-
Banco Santander Espanha	46,787	95,539	-	1,221
Foreign Exchange Portfolio - Net	(11,673)	(61,915)	29,837	(1,353)
Banco Santander Espanha	(11,673)	(61,915)	29,837	(1,353)
Receivables from Affiliates	496,304	435,710	141,721	116,140
Santander Seguros	432,851	299,422	47	11,069
Santander Capitalização	14,802	14,155	48,535	45,390
Aymoré CFI	-	-	59,486	39,524
Banco Santander Espanha	-	-	6	425
Santander Leasing	-	59,338	18,924	11,163
Others	48,651	62,795	14,723	8,569
Other Receivables - Other	80,092	88,770	3,094	4,947
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign)	77,268	77,692	-	-
Banco Santander Espanha	1,741	5,402	278	4,255
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	-	1,225	-
Santander Capitalização	1,004	1,694	832	514
Others	79	3,982	759	178
Deposits	(55,287,295)	(49,687,709)	(1,246,289)	(929,866)
Santander Leasing	(36,834,950)	(35,775,475)	(880,669)	(645,452)
Banco Santander Espanha (2)	(1,461,440)	-	(3,760)	-
Aymoré CFI	(15,836,483)	(11,636,854)	(335,158)	(229,579)
Banco Bandepe	(685,549)	(2,063,340)	(22,539)	(42,821)
Others	(468,873)	(212,040)	(4,163)	(12,014)
Repurchase Commitments	(3,584,811)	(3,244,688)	(59,715)	(74,662)
Fundo de Investimento Santillana	-	(223,252)	(1,922)	(5,235)
SB Advisory	(16,719)	(48,401)	(1,045)	(1,577)
Webmotors S.A.	(48,182)	(45,798)	(1,128)	(1,103)
SB Consórcio	(177,135)	(169,135)	(4,170)	(3,519)
Isban Brasil S.A.	(32,680)	(110,240)	(1,875)	(1,687)
Produban Informática	(22,097)	(47,898)	(868)	(798)
Santander Fundo de Investimento Financial Renda Fixa	(1,591,763)	(1,158,102)	(12,992)	(27,436)
Santander Leasing	(1,000,120)	(1,000,136)	(24,745)	(26,451)
Santander CCVM	(149,744)	(144,798)	(3,651)	(2,656)
Santander Participações S.A.(atual denominção social da Santander Advisory Services S.A.)	(347,014)	(110,599)	(2,728)	(138)
Others	(199,357)	(186,329)	(4,591)	(4,062)
Borrowings and Onlendings	(697,109)	(1,367,964)	(72,644)	(38,980)
Banco Santander Espanha (3)	(508,905)	(1,200,207)	(72,620)	(38,980)
Others	(188,204)	(167,757)	(24)	-

				Bank
		Assets (Liabilities)		Income (Expenses)
	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2011
Dividends and Bonuses Payables	(257,567)	(911,619)	-	-
Sterrebeeck B.V.	(158,850)	(520,615)	-	-
Grupo Empresarial Santander, S.L.	(97,104)	(379,617)	-	-
Others	(1,613)	(11,387)	-	-
Payables from Affiliates	(44,360)	(6,615)	(75,718)	(45,824)
Produban Informática	-	-	(35,231)	(27,285)
Isban Brasil S.A.	-	-	(21,739)	(12,472)
Microcrédito	(2,775)	(3,088)	(7,703)	(5,753)
Banco Santander Espanha	(4,211)	(2,813)	(73)	-
Santander Seguros	(25,923)	(28)	(61)	(82)
Others	(11,451)	(686)	(10,911)	(232)
Other Payables - Other	(2,030,504)	(2,161,292)	(40,499)	(26,553)
Banco Santander Espanha	(1,036)	(1,054)	(12,300)	(1,021)
Brazil Foreign	(2,029,468)	(2,152,543)	(14,016)	(12,399)
Ingeniería de Software Bancario, S.L. (Ingeniería)	-	-	(3,715)	(3,947)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios)	-	-	(604)	(2,007)
Santander Seguros	-	-	(2,810)	-
Others	-	(7,695)	(7,054)	(7,179)

				Consolidated
		Assets (Liabilities)		Income (Expenses)
	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2011
Cash	1,966,918	228,821	-	-
Banco Santander Espanha	1,964,656	227,724	-	-
Others	2,262	1,097	-	-
Interbank Investments	2,062,627	-	1,575	1,455
Banco Santander Espanha (1)	2,062,627	-	1,575	1,455
Derivatives Financial Instruments - Net	(352,594)	(406,220)	(58,894)	51,686
Santander Benelux	(191,755)	(308,821)	(4,309)	55,971
Fundo de Investimento Santillana	(106,906)	(94,573)	(15,512)	(1,611)
Abbey National Treasury	(34,359)	(39,102)	(10,754)	(2,546)
Banco Santander Espanha	(19,574)	36,276	(28,319)	(1,727)
Others	-	-	-	1,599
Trading Account	272,271	359,726	58	1,328
Banco Santander Espanha	46,787	95,539	-	1,221
Santander Benelux	216,046	262,818	58	107
Abbey National Treasury	9,438	1,369	-	-
Foreign Exchange Portfolio - Net	(11,673)	(61,915)	29,837	(1,353)
Banco Santander Espanha	(11,673)	(61,915)	29,837	(1,353)
Receivables from Affiliates	479,846	356,187	21,454	1,413
Banco Santander Espanha	-	-	6	425
Santander Asset Management, S.A. SGIIC. (Espanha)	-	-	-	551
Produban Informática	-	-	-	98
Isban Brasil S.A.	-	-	165	165
Fundo de Investimento Santillana	-	-	-	127
Santander Seguros	-	299,626	15,043	-
SB Seguros	433,198	56,561	6,233	-
Others	46,648	-	7	47
Other Receivables - Other	21,155	35,503	26,455	4,225
Banco Santander Espanha	1,787	5,438	278	4,225
Santander Seguros	19,312	27,011	25,707	-
Others	56	3,054	470	-
Deposits	(1,748,214)	(42,222)	(3,804)	(1,204)
Banco Santander Espanha (2)	(1,461,440)	-	(3,760)	-
Santander Seguros	(15,354)	(31,062)	-	-
SB Seguros	(8,479)	(6,851)	-	-
Isban Brasil S.A.	(25,178)	(100)	(30)	(1,062)
Others	(237,763)	(4,209)	(14)	(142)
Repurchase Commitments	(96,759)	(384,144)	(4,957)	(7,784)
Fundo de Investimento Santillana	-	(223,252)	(1,922)	(5,235)
Produban Informática	(22,097)	(47,898)	(868)	(798)
Isban Brasil S.A.	(32,680)	(110,240)	(1,875)	(1,687)
REB - Empreendimentos e Administradora de Bens	(41,835)	(2,402)	(272)	-
Others	(147)	(352)	(20)	(64)
Borrowings and Onlendings	(697,109)	(1,367,964)	(72,644)	(38,980)
Banco Santander Espanha	(508,905)	(1,200,207)	(72,620)	(38,980)
Others	(188,204)	(167,757)	(24)	-
Dividends and Bonuses Payables	(257,567)	(911,619)	-	-
Sterrebeeck B.V.	(158,850)	(520,615)	-	-
Grupo Empresarial Santander, S.L.	(97,104)	(379,617)	-	-
Others	(1,613)	(11,387)	-	-

				Consolidated
		Assets (Liabilities)		Income (Expenses)
	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2011
Payables from Affiliates	(32,744)	(2,999)	(72,290)	(39,791)
Banco Santander Espanha	(4,370)	(2,919)	(73)	-
Produban Informática	-	-	(35,231)	(27,285)
Isban Brasil S.A.	(2,399)	-	(21,739)	(12,472)
Produban Servicios Informáticos Generales, S.L.	-	-	(5,140)	-
Santander Seguros	(25,973)	(78)	(4,902)	-
Others	(2)	(2)	(5,205)	(34)
Other Payables - Other	(72,198)	(86,953)	(32,951)	(26,553)
Banco Santander Espanha	(1,036)	(1,054)	(12,300)	(1,021)
Brazil Foreign	-	-	-	(12,399)
Ingeniería	-	-	(3,715)	(3,947)
Produban servicios Informáticos Generales, S.L.	-	-	(604)	(2,007)
Santander Seguros	(69,250)	(74,694)	(9,007)	-
SB Seguros	(1,310)	(1,039)	(271)	-
Aquanima Brasil Ltda.	-	-	(5,375)	(5,381)
Others	(602)	(10,166)	(1,679)	(1,798)
(1) On the first quarter of 2012, refers to raising funds through foreign operations transfers with maturity up to January 2015 and interest rates of 0.17% p.a.

(2) In the first quarter of 2012 refers to the raising of funds through deposits ("Time Deposits") of R$730,395 maturing on August 27, 2012 and interest of 2.56% p.a. and R$731,045 maturing on December 27, 2012 and interest of 3.63% p.a.

(3) In the first quarter of 2012, refers to raising funds through operations overseas transfers totaling R$508,905 maturing up to January 2015 and interest rates between 0.45% and 5.82% p.a. (December 31, 2011, the value was R$1,200,207 and interest between 0.39% and 5.82% p.a.).

25. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Resource Management	272,958	265,467	326,931	315,323
Check Account Services	395,210	357,099	392,998	356,513
Lending Operations	139,683	139,428	272,103	220,560
Insurance Fees	460,388	470,530	459,747	449,015
Credit Cards (Debit and Credit) and Acquiring Services	610,747	472,734	645,994	472,734
Collection	171,175	146,044	171,175	146,017
Brokerage, Custody and Placement of Securities	50,316	53,892	87,192	84,579
Others	64,347	46,537	117,247	96,831
Total	2,164,824	1,951,731	2,473,387	2,141,572

26. Personnel Expenses

		Bank		Consolidated
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Compensation	797,607	734,376	839,126	766,677
Charges	312,582	303,732	330,277	317,436
Benefits	246,702	222,256	261,786	232,424
Training	23,729	28,725	23,849	28,868
Others	3,822	2,819	3,914	2,950
Total	1,384,442	1,291,908	1,458,952	1,348,355

27. Other Administrative Expenses

		Bank		Consolidated
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Depreciation and Amortization (1)	1,302,300	1,080,877	1,306,109	1,121,993
Outside and Specialized Services	476,947	436,604	522,288	472,198
Communications	146,543	151,219	149,591	155,062
Data Processing	304,816	280,209	307,156	282,995
Advertising, Promotions and Publicity	78,979	57,811	86,253	62,640
Rentals	146,006	128,031	146,766	130,108
Transportation and Travel	42,126	37,077	50,408	42,783
Financial System Services	59,013	56,494	63,636	63,230
Security and Money Transport	136,666	123,524	136,687	123,770
Asset Maintenance and Upkeep	47,249	46,359	47,723	47,001
Water, Electricity and Gas	44,836	41,899	44,893	42,318
Materials	27,314	25,269	27,734	25,682
Others	57,053	56,330	56,008	60,118
Total	2,869,848	2,521,703	2,945,252	2,629,898

(1) Includes goodwill amortization of R$909,246 in 2012, in the Bank and in the Consolidated (March 31, 2011 - R$775,875 in the Bank and R$813,708 in the Consolidated ), held on time, length and proportion of the projected results which are subject to annual verification (Note 16).

28. Tax Expenses

		Bank		Consolidated
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Cofins (Contribution for Social Security Financing)	413,088	330,044	473,943	383,962
ISS (Tax on Services)	80,894	97,135	99,911	112,635
PIS/Pasep (Tax on Revenue)	68,081	53,632	78,209	62,639
Others	168,731	121,058	193,503	139,657
Total	730,794	601,869	845,566	698,893

29. Other Operating Income

		Bank		Consolidated
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Net Income from Premiums, Pension and Capitalization	-	-	105,001	188,005
Monetary Adjustment of Escrow Deposits	76,519	87,007	99,559	102,098
Recovery of Charges and Expenses	146,306	118,252	101,626	69,387
Reversal of Operating Accruals	118,601	49,965	126,486	57,019
Monetary Variation	43,900	86	43,931	122
Dividends and Bonuses	41,525	99,332	1	1,937
Result on Impairment of Assets	58	-	58	-
Others	52,041	26,561	69,828	37,241
Total	478,950	381,203	546,490	455,809

30. Other Operating Expenses

		Bank		Consolidated
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Operating Accruals
Tax (Note 21.c)	35,700	23,743	47,896	31,483
Labor (Note 21.c)	178,031	304,554	202,662	314,535
Civil (Note 21.c)	114,888	26,838	141,423	43,288
Others	170,583	170,220	202,786	205,011
Credit Cards	306,674	175,070	306,676	175,070
Actuarial Losses - Pension Plan (Note 33.a)	71,670	44,442	71,670	44,442
Monetary Losses	18,333	15,455	18,370	17,485
Legal Fees and Costs	22,571	9,690	27,571	11,133
Serasa and SPC (Credit Reporting Agency)	14,864	14,825	17,589	17,386
Result on Impairment of Assets	-	1,100	-	1,100
Brokerage Fees	13,233	10,521	13,277	10,526
Commissions	19,614	6,218	22,843	10,614
IOF (Taxes on Banking Transactions) Granted	2,422	2,586	2,422	2,586
Others	313,682	212,313	372,164	259,019
Total	1,282,265	1,017,575	1,447,349	1,143,678

31. Non-operating Result

		Bank		Consolidated
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Result of Investments	14,016	28,125	24,492	29,100
Result on Sale of Other Assets	(610)	668	(3)	914
Reversal (Recognition) of Allowance for Losses on Other Assets	6,180	1,819	6,173	1,844
Expense on Assets Not in Use	(3,431)	(2,796)	(3,863)	(3,110)
Gains (Losses) of Capital	5,853	(1,115)	5,853	8
Other Income (Expenses)	9,785	14,276	10,293	14,731
Total	31,793	40,977	42,945	43,487

32. Income Tax and Social Contribution

		Bank		Consolidated
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Income Before Taxes on Income and Profit Sharing	1,369,827	1,375,157	1,661,552	1,667,831
Profit Sharing	(334,371)	(295,432)	(364,935)	(312,841)
Interest on Capital	(400,000)	(600,000)	(400,000)	(600,000)
Unrealized Profits	-	-	(273)	379
Income Before Taxes	635,456	479,725	896,344	755,369
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(254,182)	(191,890)	(358,538)	(302,147)
Equity in Subsidiaries	145,976	159,454	154	428
Nondeductible Expenses, Net of Non-Taxable Income	15,372	22,243	24,133	27,164
Exchange Variation - Foreign Branches	(130,821)	(134,128)	(130,821)	(134,128)
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differences	43,954	58,001	43,954	63,132
Effects of Change in Rate of CSLL (1)	-	-	8,999	6,163
Other Adjustments, Incluiding Profits Provided Abroad	1,590	19,935	2,821	15,562
Income and Social Contribution Taxes	(178,111)	(66,385)	(409,298)	(323,826)
(1) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

33. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension Intities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants d since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): defined contribution plan, which was redesigned since June 2009, with shared contribution between employee and company. SantanderPrevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): in July, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fasass, were transferred to the private pension plan company which is not a member of the Santander Conglomerate. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, to form the Mathematical Reserve for Benefits Granted.

Previban - Previdência Privada Paraiban (Previban): in March 2009, the withdrawal of Previban sponsoring was completed with the settlement of R$213 in actuarial obligations.

Banco Santander and subsidiary companies are the sponsors of the welfare plans, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

Determination of Liabilities (Assets) Net Actuarial

				March 31, 2012
		Sanprev	Other
	Banesprev	Plans I and II	Plans	Bandeprev
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	14,925,995	78,403	360,679	1,025,142
Fair Value of Plan Assets	(13,234,324)	(154,104)	(2,853)	(1,289,427)
Adjustments for Allowed Deferrals (Not Recognized):
Actuarial Losses and Others Allowed Deferrals	(1,305,475)	-	(152,770)	-
Actuarial Gains	124,782	19,411	-	113,115
Value Unrecognized as Asset	170,373	44,159	-	150,167
Net Actuarial Asset at December 31, 2011	-	(12,131)	-	(1,003)
Net Actuarial Liability at December 31, 2011	681,351	-	205,056	-
Payments Made	(14,381)	-	(10,162)	-
Expenses (Revenues) Recorded	56,866	(109)	14,676	237
Liabilities Net Actuarial Accrued at March 31, 2012	723,836	(109)	209,570	237

The defined contribution plan amounts recognized were R$13,038 (March 31, 2011 - R$14,688) Bank and R$13,286 (March 31, 2011 - R$14,944) Consolidated.

Actuarial Assumptions Adopted in Calculations

Nominal Discount Rate for Actuarial Obligation:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 10.4%.

Expected Rate of Return on Plan Assets:
- Banesprev - Plan I - 10.9%.
- Banesprev - Plan II - 12.4%.
- Banesprev - Plan III - 12.4%.
- Banesprev - Plan IV - 10.7%.
- Banesprev - Supplementary Retirement and Pension Plan - 10.7%.

- Banesprev - Plan V - 10.7%.
- Sanprev - 10.6%.
- Bandeprev - 10.5%.
- SantanderPrevi - 10.7%.
- Other Plans: null - the plan does not have assets.

Estimated Long-term Inflation Rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.4%.

Estimated Salary Increase Rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev Basic and Other Plans - 4.9%.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

Former Employees of Banco Real (Retiree by Circulares): The health care plan of Banco Real's former employees is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

Bandeprev’s Retirees: health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group).

Life Insurance for Banco Real’s Retirees (Life Insurance): life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco Santander subsidizes 45% of the total premium (closed group).

Free Clinic: a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		March 31, 2012
	Cabesp	Other Plans
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	4,751,376	419,544
Fair Value of Plan Assets	(4,416,650)	(119,246)
Adjustments for Allowed Deferrals (Not Recognized):
Actuarial Losses and Others Allowed Deferrals	-	(56,919)
Actuarial Gains	-	38,256
Value Unrecognized as Asset	(408,344)	77,998
Net Actuarial Asset at December 31, 2011	(73,618)	-
Net Actuarial Liability at December 31, 2011	-	359,633
Payments Made	-	(3,714)
Revenues (Expenses) Recorded	-	11,702
Actual Return on Plan Assets	-	3,156
Liabilities Net Actuarial Accrued at March 31, 2012	-	370,777

c) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

c.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Management-level employees of the Company and companies under its control.

The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each unit.

Long-Term Incentive Plan - SOP 2014: It is a plan Purchae Option lasting three years. The period for exercise begins on June 30, 2014 until the date of June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-years cycles, retaining the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of one year from the exercise date.

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

					SOP Plan,
					PI12 - PSP
					PI13 - PSP (1)	SOP 2014 (2)
TSR Position					% of shares exercisable
1°					50%	100%
2°					35%	75%
3°					25%	50%
4°					0%	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises :

					PI13 - PSP	PI12 - PSP
Method of Assessment					Binominal	Binomial
Volatility					57.37%	57.37%
Probability of Occurrence					37.58%	60.93%
Risk-Free Rate					10.50%	11.18%

					SOP 2014	Plano SOP
Method of Assessment					Black&Scholes	Binomial
Volatility					40.00%	57.37%
Rate of Dividends					3.00%	5.43%
Vesting Period					2 Years	2,72 Years
Average Exercise Time					5 Years	3,72 Years
Risk-Free Rate					10.50%	11.18%
Probability of Occurrence					55.20%	60.93%
Fair Value of the Option Shares					R$7,08	R$7,19

The average value of shares SANB11 on March 2012 is R$16.90 (2011 - R$ 19.32).

On March 31, 2012, daily pro-rata expenses amounting R$7,445 (March 31, 2011 - R$9,901) Bank and R$7,588 (March 31, 2011 - R$10,359) Consolidated, relating to the SOP plan and R$6,158 (March 31, 2011 - R$10,597) Bank and R$6,272 (March 31, 2011 - R$11,146) Consolidated relating to the PSP plan. Also recorded in the period a gain with the oscillation of the market value of the share of the PSP Plan in the amount of R$1,561 Bank and R$1,643 in the Consolidated like personnel expenses. Expenses related to the plans are recognized in respect of other obligations.

					Date of	Date of
	Number of	Exercise Price	Concession	Employees	Commencement	Expiry of Exercise
	Shares	In Brazilian Real	Year	Group	of Exercise Period	Period
Balance Plans on December 31, 2010	13,914,532
Cancelled Options (PI12 - PSP)	(106,718)	-	2010	Executives	03/feb/2010	30/jun/2012
Cancelled Options (PI12 - SOP)	40,479	23.50	2010	Executives	03/feb/2010	30/jun/2014
Granted Options (PI13 - PSP)	1,498,700	-	2011	Executives	03/feb/2010	30/jun/2013
Cancelled Options (PI13 - PSP)	(130,493)	-	2011	Executives	03/feb/2010	30/jun/2013
Granted Options (SOP 2014)	14,450,000	-	2011	Executives	26/oct/2011	31/dec/2013
Balance Plans on December 31, 2011	29,666,500
Cancelled Options (PI12 - PSP)	(11,400)	-	2010	Executives	03/feb/2010	30/jun/2012
Cancelled Options (PI13 - PSP)	(21,163)	-	2011	Executives	03/feb/2010	30/jun/2013
Granted Options (SOP 2014)	650,000	14.31	2011	Executives	26/oct/2011	31/dec/2013
Balance Plans on March 31, 2012	30,283,937
Plano SOP	12,663,338	-	2010	Executives	03/feb/2010	30/jun/2014
PI12 - PSP	1,173,555	-	2010	Executives	03/feb/2010	30/jun/2012
PI13 - PSP	1,347,044	-	2011	Executives	03/feb/2010	30/jun/2013
SOP 2014	15,100,000	14.31	2011	Executives	26/oct/2011	31/dec/2013
Total	30,283,937

c.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

			Pl12	Pl13	Pl14
Expected Volatility (*)			42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years			4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon) Over the Period of the Plan			2.04%	3.33%	4.07%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuationt is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of
	Number	Concession	Employees	Commencement	Expiry of Exercise
	of Shares	Year	Group	of Exercise Period	Period
Balance Plans on December 31, 2010	3,450,248
Exercised Options (PI11)	(1,783,945)	2008	Executives	21/jun/2008	31/jul/2011
Cancelled Options (PI11)	(527,286)	2008	Executives	21/jun/2008	31/jul/2011
Granted Options (PI14)	531,684	2011	Executives	01/jul/2011	31/jul/2014
Balance Plans on December 31, 2011 and March 31, 2012	1,670,701
Exercised Options (PI11)	541,206	2009	Executives	19/jun/2009	31/jul/2012
Cancelled Options (PI11)	597,811	2010	Executives	01/jul/2010	31/jul/2013
Granted Options (PI14)	531,684	2011	Executives	01/jul/2011	31/jul/2014
Balance Plans on December 31, 2011 and March 31, 2012	1,670,701

On March 31, 2012, pro-rata expenses were registered in the amount of R$1,399 (March 31, 2011 - R$3,639) Bank and R$1,452 (March 31, 2011 - R$3,919) Consolidated, related to the costs of the cycles mencioned, for the totaling of the Global Program. Expenses related to the plans are recognized in contrast to other liabilities.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

c.3.) Share-Based Bonus

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in bonus shares to the Group companies, including Banco Santander in Brazil. This new policy, with adjustments applicable to Santander in Brazil, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Shareholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting February 7, 2012.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On March 31, 2012, was recorded daily pro-rata expenses amounting R$2,339 in the Bank and R$2,105 in the Consolidated.

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units" SANB11". On March 31, 2012, there were costs "pro rata" day in the amount of R$150, the Bank and Consolidated regarding the provision of the plan and was recorded gains with the oscillation of the share market value of the plan in the amount of R$5,605 in the Bank and R$5,695 in the Consolidated as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 120% of CDI. On March 31, 2012, there were costs "pro rata" days of R$439 in the Bank and R$445 at Consolidated.

34. Risk Management Structure

Banco Santander operates with local appetites and in accordance with risk policies of Santander Group, aligned with local and global performance objectives and follows the instructions of the Board of Directors, the rules of the Central Bank of Brazil and international good practices, aiming to protect the capital and ensuring the profitability of business. The Santander conglomerate is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the bank. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Operational Risk Control and Management aim the Banco Santander internal controls environment efficiency, to prevent, mitigate and reduce the losses and events from operational risk and also to maintain the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, including monitoring, education, and communication.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Reputational risk is managed through the involvement of the right business owner with the right clients.

- Social and environmental risk: risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which no possibility of penalties. A specialized team, trained in biology, geology, environmental engineering and chemistry that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers and guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training and shopping areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

Risk management at Banco Santander is based on the following principles:

- Independence from the risk function in relation to business;

- The involvement of senior management in decision-making;

- A consensus between the risk and business departments on decisions involving credit operations;

- Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Ajusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

- The retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the bank, and continuous monitoring to prevent the portfolios from deteriorating; and

- The definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with corporate standards and weekly meetings held to establish the following responsibilities:

- Aproove proposals, transactions and limits of client and portfolio;

- Ensure that the performance of Banco Santander is consistent with the level of risk tolerance, previously approved by Executive Committee and the Council, aligned with the policies of the Santander Group;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector. The risk function at Banco Santander is executed by the Executive Vice-Presidency for Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the Chairman of Banco Santander and to the head of the Banco Santander risk department.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee. Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk management is done in accordance with the characteristics of the customer:

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer.

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

In order to do credit operations safely and in accordance with the current standards, we collect documents and information to determine the risk involved and the volumes of guarantees and provisions required, identifying the borrower and counterparty. Policies, systems and procedures used are revaluated at least annually, constantly compatible with our needs and the market scenarios. Policies, systems and procedures used are reassessed at least annually to always be in accordance with our needs and the market scenarios.

The credit risk profile undertaken by Banco Santander is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sectoral and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the requirements of the regulatory body and contributing to achieving the goals of classification of rating agencies. The capital management includes securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in Banco Santander and in the different business units. To this end, capital management, RORAC and the creation of data values for each business unit are generated. The Conglomerate uses a measurement model of economic capital in order to say it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the Economic Research Service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Santander.

a) Rating Models

Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience. The ratings are used in the approval process and monitoring of risk.

The assessment of the different categories of credit operations is carried out in accordance with the analysis of the economic-financial situation of the customer and other regularly updated registered information, in addition to the fulfillment of the agreed upon financial obligations. New operational modalities are submitted for credit risk assessment and for verification and adaptation to the controls adopted by the bank.

Customer assessments are frequently reviewed, with the incorporation of any new financial information available and the experience developed in the banking relationship. These new assessments are carried out more frequently in the case of customers that have attained certain levels in the automatic warning systems and also in the case of those deemed to require special monitoring. Rating tools are also reviewed so that the assessments they provide are progressively perfected.

b) Losses and Credit Cost

The bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and to make exceptions or renegotiate certain transactions. It is also possible to increase the level of guarantee when necessary.

In order to complement the use of the admission and rating models, Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business´ proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In the case of individualized risks, customers represent the most basic level, for which individual limits are established (pre-assessment). For large corporate groups, it is used a pre-assessment model according to the capital allocated. For the other corporations, it is used a simplified pre-assessment model in maximum nominal amounts of credit for each term.

In the case of standardized customer risk, the limits of the portfolio are planned by credit management programs (PGC), which is a document agreed upon by the areas of business and risk, and approved by the Executive Committee. This document contains the expected results for the business in terms of risk and return, the limits that the activity is subject to and the risk management.This group of customers is treated by the most automated form of risk assessment. The calculation/approval of limits is based on scoring and behavioral models.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is carried out at pre-established intervals or whenever a new customer is added or a new transaction proposed. In addition, the rating is analyzed whenever the warning system is triggered or an event occurs affecting the counterparty/transaction.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by local and global teams to which specific managers and resources have been assigned. This area is made up of teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

A system called FEVE (firms under special surveillance) has been created for this purpose, distinguishing four categories based on the level of concern raised by the circumstances in evidence (terminate, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that default has occurred, but rather, that closer monitoring is advisable, with the aim of taking timely measures of correction and prevention, assigning somebody to take charge and establishing a deadline for putting the action into effect. Customers included in the FEVE system are reviewed every six months, or every three months in more serious cases. A company is included in the FEVE system as a result of the monitoring process itself, a review carried out by the internal auditors, a decision made by the manager in charge of the company or the triggering of the automatic warning system. Ratings are reviewed at least once a year.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Exective Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2.682/1999, 2.697/2000 and Bacen Letter 2.899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The Capital management considers the regulatory requirements and economic factors. The goal is to achieve an efficient capital structure in terms of cost and compliance, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through the shares issues, subordinated debt and hybrid instruments. The emergence of economic capital models, aims to address fundamental problems of regulatory capital, as well as models designed primarily to generate risk-sensitive estimates with two objectives: better precision in risk management and allocation of economic capital to various units of Banco Santander.

g) Credit Recovery

This process uses tools such as behavioral scoring to study the collection performance of certain groups, in an effort to reduce costs and increase recovery rates. These models are designed to measure the probability of customer payment collection efforts in such a way that customers less likely to effect payment are dealt with in a more opportune and intense manner. In the case of customers that are more likely to effect payment, efforts are centered on maintaining a healthy relationship. All customers with overdue payments or rescaled credit are subject to internal restrictions.

Strategies and channels are established in accordance with the analyses that reveal the greatest efficiency in collection. During the first few days of default, a more intensified collection model is adopted, employing specific strategies and closer internal monitoring. Service centers, credit blacklisting, and collection by mail and through the branch network are the methods used by the branch network during this phase, all aimed at customer recovery.

In cases of delays of over 60 days and more significant amounts, internal teams specializing in credit restructuring and recovery enter into action, operating directly with the non-performing customers. Recovery of lesser amounts or more serious delays is carried out by legal or administrative third parties, which are paid commission on any amounts recovered in accordance with internal criteria.

h) Other Information

(i) Banco Santander, in order to properly manage their capital and anticipate future needs from the various phases of the business cycle, makes projections of economic and regulatory capital, based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research area.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br\ri.

35. Supplementary Information - Conciliation of the Stockholders' Equity and Consolidated Net Income

Following the CVM Instruction 485/2010, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS (2), for each of the periods presented, below:

	Note	March 31, 2012	December 31, 2011
Shareholders' Equity Attributed to the Parent Under Brazilian GAAP (1)		66,104,875	65,578,565
IFRS Adjustments, Net of Taxes, when applicable:
Classification of Financial Instruments at Fair Value Through Profit or Loss	c	15,944	13,840
Redesignation of Financial Instruments to Available-for-Sale	a	374,271	303,686
Impairment on Loans and Receivables	b	1,101,469	1,128,106
Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method	d	493,058	545,763
Reversal of Goodwill Amortization	e	10,695,461	9,786,227
Realization on Purchase Price Adjustments	f	699,050	708,533
Share Based Payments	g	-	34,132
Others		(53,686)	(85,820)
Shareholders' Equity Attributed to the Parent Under IFRS		79,430,442	78,013,032
Non-controlling interest under IFRS		21,793	18,960
Shareholders' Equity (Including Minority Interest) Under IFRS		79,452,235	78,031,992

	Note	March 31, 2012	March 31, 2011
Net Income Attributed to the Parent Under Brazilian GAAP (1)		856,485	1,012,961
IFRS Adjustments, Net of Taxes, when applicable:
Classification of Financial Instruments at Fair Value Through Profit or Loss	c	8,297	2,794
Redesignation of Financial Instruments to Available-for-Sale	a	1,333	(10,343)
Impairment on Loans And Receivables	b	(26,637)	226,391
Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method	d	(52,705)	36,313
Reversal of Goodwill Amortization	e	909,234	775,862
Realization on Purchase Price Adjustments	f	(9,483)	(26,061)
Others		32,143	50,782
Net Income Attributed to the Parent Under IFRS		1,718,667	2,068,699
Non-controlling interest under IFRS		4,541	2,472
Net Income (Including Non-Controlling Interest) Under IFRS		1,723,208	2,071,171
(1) Accounting standard adopted by the Bacen and CVM.
(2) International Financial Reporting Standards.

a) Redesignation of Financial Instruments to Available-for-Sale

Under BRGAAP, the Bank accounts some investments, as for example, in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on Loans and Receivables

On the income refers to the adjust based on estimated losses on loans and receivables portifolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement". These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Bacen. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

c) Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

d) Reversal of Goodwill Amortization

Under BRGAAP, goodwill is amortized systematically over a period until 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

e) Realization on Purchase Price Adjustments

As part of the allocation of the purchase price when the acquisition of Banco Real, following the requirements of IFRS 3 "business combinations", the Bank has revalued its assets and liabilities of the acquired to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

- The appropriation related to the value of assets in the loan portfolio. The initial registration of value of the loans at fair value, adjustment to the yield curve of the loan portifolio in comparison to its nominal value, which is appropriated by its average realization period; and

- The amortization of the identified intangible assets with finite lives over their estimated useful lives.

f) Share Based Payments

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in stockholder's equity, while in BRGAAP it is accounted in other payables - other. In January 2012, the BRGAAP started to adopt the resolution CMN 3.989/11 which eliminated the asymmetry with the international standard.

36. Corporate Restructuring

a) Sale Process of Santander Seguros

Based on the approval issued by Susep on August 23, 2011, on October 5, 2011 was held the closing of the sale (the "Transaction") of all shares issued by its wholly owned subsidiary Santander Seguros for (i) Zurich Santander Insurance America, SL, a holding company based in Spain (Zurich Santander) held, directly or indirectly, 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to Zurich Santander of 11,251,174,948 common shares of Santander Seguros, and (ii) and Banco Santander to Inversiones ZS of 3 common shares of Santander Seguros,and payment of the purchase and sale price preliminary to Banco Santander, net amounts R$2,741,102. The income recognized in this operation was R$648,783, recorded as a non-operational result at the line investments results.

The final sale and purchase price will be set appropriately based on the balance sheet to be specially prepared by Santander Seguros for the period ended September 30, 2011 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The operation fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay

As part of Operation, the Bank will distribute insurance products exclusively over the next 25 years, through its branch network, with the exception of automobile insurance, which are not included in the scope of exclusivity in the Operation. As a result of these contracts, Banco Santander will receive a remuneration equivalent to the currently practiced.

The Operation aims to foster and strengthen the activities of Banco Santander in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capacity of Banco Santander, among others.

The operation, according to the regulations, subject to the approval of Susep.

b) Partial Spin-off version with Santander Seguros separated part for Sancap

In the context of the sale of Santander Seguros, at the Meeting held on April 29, 2011 approved the Partial Spin-off version of Santander Seguros with spun-off portion of its assets to a new company, established at the time of Partial Spin-off, under the corporate name of Sancap Investimentos e Participações S.A . The spun-off assets to Sancap corresponds to the amount of R$511,774 and refers solely to the entire stake held by Santander Seguros on the capital of Santander Capitalização (Note 14).

The procedure for the Partial Split of Santander Seguros with the consequent formation of Sancap was approved by Susep on August 9, 2011.

37. Other Information

a) In Bank and Consolidated, the co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$23,608,797 (December 31, 2011 - R$23,258,539).

b) The total amount of Santander Conglomerate investment funds and assets under management is R$120,967,382 (December 31, 2011 - R$113,021,778), and the total amount of Santander Conglomerate investment funds and assets managed is R$127,996,458 (December 31, 2011 - R$122,717,246) recorded as off balance accounts.

c) In Bank and Consolidated, the insurance contracted by Banco Santander effective as of March 31, 2012, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,232,937 (December 31, 2011 - R$1,232,937) and in bankers’ blanket insurance, an insurance was contracted with coverage amount of R$157,650 (December 31, 2011 - R$157,650), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

			Bank/Consolidated
	Assets (Liabilities)		Income (Expenses)
	March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2011
Restricted Operations on Assets
Lending Operations	22,794	41,681	723	471
Liabilities - Restricted Operations on Assets
Deposits	(22,794)	(41,681)	(723)	(471)
Net Income		-		-

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3.263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of March 31, 2012 is R$1,637,731, of which R$506,488 up to 1 year, R$1,023,797 from 1 year to up to 5 years and R$107,445 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$2,345 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$140,415 at the period ended on March 31, 2012.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

****

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer